Filed Pursuant to Rule 424(b)(3)
File No. 333-162965

PROSPECTUS

$280,000,000

Standard Pacific Corp.

Offer to Exchange All of Our Outstanding

10.750% Senior Notes due 2016

(CUSIP Nos. 853766 AA1 and U85416 AA0)

For

Our new 10.750% Senior Notes due 2016

That Have Been Registered

Under the Securities Act of 1933

This exchange offer will expire at 5:00 p.m., New York City time,

on Wednesday, January 13, 2010, unless extended.

The Exchange Notes:

•

The terms of the registered 10.750% Senior Notes due 2016 to be issued in the exchange offer are substantially identical to the terms of the outstanding 10.750% Senior Notes due 2016, except that provisions relating to transfer restrictions, registration rights, and additional interest will not apply to the exchange notes.

•	We are offering the exchange notes pursuant to a registration rights agreement that we entered into in connection with the issuance of the outstanding notes.

•

The exchange notes will bear interest at the rate of 10.750% per year, payable on March 15 and September 15 of each year, commencing on March 15, 2010. The exchange notes will mature on September 15, 2016.

•	The exchange notes will be guaranteed by Standard Pacific’s subsidiaries that have guaranteed the outstanding notes.

•	We may redeem some or all of the notes as described more fully in this prospectus.

Material Terms of the Exchange Offer:

•	The exchange offer expires at 5:00 p.m., New York City time, on Wednesday, January 13, 2010, unless extended.

•

Upon completion of the exchange offer, all outstanding notes that are validly tendered and not properly withdrawn will be exchanged for an equal principal amount of exchange notes, the issuance of which are registered under the Securities Act of 1933, as amended.

•	Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	Completion of the exchange offer is subject to customary conditions, some of which we may waive.

•	The exchange of exchange notes for outstanding notes will not be a taxable exchange for U.S. Federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such exchange notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Standard Pacific has agreed that, starting on the effective date of the registration statement to which this prospectus relates and ending on the close of business 180 days after such date, it will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

•	There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any securities exchange or quotation system.

See “Risk Factors” beginning on page 15

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 14, 2009

You should rely only upon the information contained or incorporated by reference in this prospectus. We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date on the front cover of this prospectus or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

This prospectus incorporates business and financial information about us that is not included in or delivered with the prospectus. This information is available without charge to you upon written or oral request. You may make such a request by contacting us at:

Standard Pacific Corp.

26 Technology Drive

Irvine, California 92618

Telephone (949) 789-1600

Attention: John P. Babel, Secretary

In order to ensure timely delivery, you must request the information no later than five business days before the expiration of the exchange offer.

* * * *

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained or incorporated by reference in this prospectus includes forward-looking statements. In addition, other statements we may make from time to time, such as press releases, oral statements made by Company officials and other reports we file with the Securities and Exchange Commission (the “SEC”), may also contain such forward-looking statements. These statements, which represent our expectations or beliefs regarding future events, may include, but are not limited to, statements regarding:

•	the alignment of our overhead structure with current delivery levels and our speculative starts with sales;

•	our belief that our restructuring activities are substantially complete and the amount of savings that will result from such restructuring;

•	our efforts to generate cash, reduce real estate inventories and to better align our land supply with the current levels of new housing demand;

•	the potential need for, and magnitude of, unanticipated joint venture expenditures requiring the use of Corporate funds;

•	our ability to obtain reimbursement from our partners for their share of joint venture remargin obligations;

•	the potential for additional impairments and further deposit and capitalized preacquisition cost write-offs;

•	our ability to renegotiate, restructure or extend joint venture loans on acceptable terms;

•	a slowdown in demand and a decline in new home orders;

•	housing market conditions in the geographic markets in which we operate;

•	sales orders, sales cancellation rates, our backlog of homes, the estimated sales value of our backlog and our expectations as to the delivery of our backlog;

•	the likelihood that we will be required to complete lot takedowns on uneconomic terms;

•	the future availability of lot option structures;

•	our ability to obtain surety bonds, the need to provide security to obtain surety bonds, and the impact on our liquidity;

•

the sufficiency of our capital resources and ability to access additional capital, including the sufficiency of unrestricted funds available to satisfy joint venture obligations and make other restricted payments;

•	continuation of our historical leverage trends;

•	our exposure to loss with respect to land under purchase contract and optioned property;

•	the extent of our liability for variable interest entities (“VIE”) obligations and the estimates we utilize in making VIE determinations;

•	expected performance by derivative counterparties;

•	estimated remaining cost to complete the infrastructure of our projects;

•	future warranty costs;

•	litigation related costs;

•	our ability to comply with the covenants contained in our debt instruments;

•	the estimated fair value of our swap agreements;

•	the market risk associated with loans originated by Standard Pacific Mortgage, Inc.;

•	the effectiveness and adequacy of our disclosure and internal controls;

•	our accounting treatment of stock-based compensation and the potential value of and expense related to stock option grants;

•	our ability to purchase our notes prior to maturity at discounts to par and to engage in debt exchange transactions;

•	our ability to seek and obtain a federal tax refund as a result of new federal legislation;

•	our ability to realize the value of our deferred tax assets; and

•	the impact of recent accounting pronouncements.

Forward-looking statements are based on our current expectations or beliefs regarding future events or circumstances, and you should not place undue reliance on these statements. Such statements involve known and unknown risks, uncertainties, assumptions and other factors—many of which are out of our control and difficult to forecast—that may cause actual results to differ materially from those that may be described or implied. Such factors include, but are not limited to, the following:

•

local and general economic and market conditions, including consumer confidence, employment rates, interest rates, housing affordability, the cost and availability of mortgage financing, and stock market, home and land valuations;

•	the supply and pricing of homes available for sale in the new and resale markets;

•	the impact on economic conditions of terrorist attacks or the outbreak or escalation of armed conflict;

•	the cost and availability of suitable undeveloped land, building materials and labor;

•	the cost and availability of construction financing and corporate debt and equity capital;

•	our significant amount of debt and the impact of restrictive covenants in our debt instruments and our ability to comply with these covenants;

•	potential adverse market and lender reaction to our financial condition and results of operations;

•	a negative change in our credit rating or outlook;

•	the demand for single-family homes;

•	cancellations of purchase contracts by homebuyers;

•	the cyclical and competitive nature of our business;

•	governmental regulation, including the impact of “slow growth,” “no growth,” or similar initiatives;

•	delays in the land entitlement and other approval processes, development, construction, or the opening of new home communities;

•	adverse weather conditions and natural disasters;

•	environmental matters;

•	risks relating to our mortgage financing operations, including hedging activities;

•	future business decisions and our ability to successfully implement our operational, growth and other strategies;

•

risks relating to our unconsolidated joint ventures, including restricted payment, entitlement, development, contribution, completion, financing (including remargining), investment, partner dispute and consolidation risk;

•	risks relating to acquisitions;

•	litigation and warranty claims; and

•

other risks discussed in this prospectus, including those under the heading “Risk Factors,” and our filings with the SEC, including in our most recent Annual Report on Form 10-K and subsequent Form 10-Qs.

Except as required by law, we assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements. We nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this prospectus. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and in the documents incorporated by reference in this prospectus and does not contain all the information that is important to you. We encourage you to read this prospectus in its entirety, including the information set forth under “Risk Factors” and the documents incorporated by reference in this prospectus. In addition, certain statements are forward-looking statements, which involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Unless otherwise noted, or the context otherwise requires, the terms the “Company,” “we,” “us” and “our” refer collectively to Standard Pacific Corp. and its subsidiaries.

The Company

We are a leading geographically diversified builder of single-family attached and detached homes. We construct homes within a wide range of price and size targeting a broad range of homebuyers. We have operations in major metropolitan areas in California, Florida, Arizona, Texas, the Carolinas, Colorado and Nevada and have built more than 108,000 homes during our 43-year history.

For the nine months ended September 30, 2009, the percentages of our home deliveries by state (excluding deliveries by unconsolidated joint ventures) were as follows:

State	Deliveries
California	38%
Florida	24
Arizona	8
Texas	13
Carolinas	12
Colorado	4
Nevada	1

Total	100%

In addition to our core homebuilding operations, we also provide mortgage financing and title services to our homebuyers.

Standard Pacific Corp. was incorporated in the State of Delaware in 1991. Our principal executive offices are located at 26 Technology Drive, Irvine, California 92618, and our telephone number is (949) 789-1600.

The Exchange Offer

The following is a summary of the principal terms of the exchange offer. A more detailed description is contained in the section “The Exchange Offer.” The term “outstanding notes” refers to our outstanding 10.750% Senior Notes due 2016, which were issued on September 17, 2009. The term “exchange notes” refers to our 10.750% Senior Notes due 2016 offered by this prospectus, the issuance of which have been registered under the Securities Act of 1933, as amended (the “Securities Act”). The term “notes” refers collectively to the outstanding notes and the exchange notes. The term “indenture” refers to the indenture, as supplemented by the first supplemental indenture thereto, which governs both the outstanding notes and the exchange notes.

The Exchange Offer	We are offering to exchange $1,000 in principal amount of our new 10.750% senior notes due 2016, the issuance of which have been registered under the Securities Act, for each $1,000 in principal amount of our outstanding 10.750% senior notes due 2016 issued on September 17, 2009, subject to a minimum exchange of $2,000. The exchange notes are substantially identical to the outstanding notes, except that the transfer restrictions, registration rights and additional interest provisions relating to the outstanding notes will not apply to the exchange notes. As of the date of this prospectus, $280,000,000 in aggregate principal amount of outstanding notes is outstanding.

Expiration Time	The exchange offer will expire at 5:00 p.m., New York City time, on Wednesday, January 13, 2010, unless the exchange offer is extended, in which case the expiration time will be the latest date and time to which the exchange offer is extended. See “The Exchange Offer—Terms of the Exchange Offer; Expiration Time.”

Procedures for Tendering Outstanding Notes	In order to exchange your outstanding notes for exchange notes, you must validly tender them at or before the expiration time. You may tender your outstanding notes through book-entry transfer in accordance with The Depository Trust Company’s Automated Tender Offer Program, known as ATOP. If you wish to accept the exchange offer, you must:

•

complete, sign, and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your outstanding notes, to the exchange agent at the address set forth under “The Exchange Offer—The Exchange Agent” prior to the expiration time; or

•

arrange for The Depository Trust Company to transmit to the exchange agent certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, and transfer the outstanding notes being tendered into the exchange agent’s account at The Depository Trust Company prior to the expiration time.

You may tender your outstanding notes for exchange notes in whole or in part in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

See “The Exchange Offer—How to Tender Outstanding Notes for Exchange.”

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and time will not permit your required documents to reach the exchange agent by the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, you may tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal of Tenders	You may withdraw your tender of outstanding notes at any time at or prior to the expiration time by delivering a written notice of withdrawal to the exchange agent in conformity with the procedures discussed under “The Exchange Offer—Withdrawal Rights.”

Special Procedures for Beneficial Owners	If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. See “The Exchange Offer—How to Tender Outstanding Notes for Exchange.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered. We reserve the right to terminate or amend the exchange offer at any time before the expiration time. See “The Exchange Offer—Conditions to the Exchange Offer.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Upon consummation of the exchange offer, we will accept any and all outstanding notes that are validly tendered in the exchange offer and not properly withdrawn at or prior to the expiration time. The exchange notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the tendered outstanding notes. See “The Exchange Offer—Terms of the Exchange Offer; Expiration Time.”

Registration Rights Agreement	We are making the exchange offer pursuant to the registration rights agreement that we entered into on October 8, 2009 with the initial purchasers of the outstanding notes.

Resales of Exchange Notes	We believe that the exchange notes issued in the exchange offer may be offered for resale, resold, or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	the exchange notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate, and are not participating, in the distribution of the exchange notes within the meaning of the Securities Act;

•	you are not an “affiliate” of ours as such term is interpreted by the SEC;

•	you are not holding outstanding notes that have, or that are reasonably likely to have, the status of an unsold allotment of the initial placement of the outstanding notes;

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•

if you are a broker-dealer, you will receive the exchange notes for your own account, the outstanding notes were acquired by you as a result of market-making or other trading activities, and you will deliver a prospectus in connection with any resale of such exchange notes.

If you do not meet these requirements, your resale of the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties. The staff of the SEC has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

See “The Exchange Offer—Consequences of Exchanging Outstanding Notes.”

Broker Dealer Prospectus Delivery Requirements	Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Consequences of Failure to Exchange Your Outstanding Notes

If you do not exchange your outstanding notes in the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer provided in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold unless registered or sold in a transaction exempt from registration under the

Securities Act and applicable state securities laws. If a substantial amount of the outstanding notes is exchanged for a like amount of the exchange notes, the liquidity and the trading market for your untendered outstanding notes could be adversely affected. See “The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes. See “Use of Proceeds.”

Certain U.S. Federal Income Tax Considerations	The exchange of your outstanding notes for exchange notes will not be a taxable exchange for U.S. federal income tax purposes. You should consult your own tax advisor as to the tax consequences to you of the exchange offer, as well as tax consequences of the ownership and disposition of the exchange notes. See “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	The exchange agent for the exchange offer is The Bank of New York Mellon Trust Company, N.A. See “The Exchange Offer—The Exchange Agent” and the accompanying letter of transmittal.

The Exchange Notes

The terms of the exchange notes are substantially the same as the outstanding notes, except that provisions relating to transfer restrictions, registration rights, and additional interest will not apply to the exchange notes. The following is a summary of the principal terms of the exchange notes. A more detailed description is contained in the section “Description of Exchange Notes” in this prospectus.

Issuer	Standard Pacific Corp.

Securities Offered	$280,000,000 aggregate principal amount of new 10.750% Senior Notes due 2016, the issuance of which have been registered under the Securities Act.

Maturity Date	The exchange notes will mature on September 15, 2016.

Interest	The exchange notes will bear interest at the rate of 10.750% per year, payable on March 15 and September 15 of each year, commencing on March 15, 2010.

Guarantees	The exchange notes will be guaranteed by the Company’s subsidiaries that have guaranteed the outstanding notes and the Company’s other outstanding senior notes and senior subordinated notes.

Security	The exchange notes and related guarantees will be secured by a pledge of the stock of certain subsidiaries of the Company, which pledges also secure the outstanding notes and the Company’s other publicly traded senior indebtedness and the Company’s credit facilities. All of such pledges will rank equally on a pari passu basis.

Ranking	The exchange notes will be senior obligations of the Company. Your right to payment under the exchange notes will be:

•

equal with the rights of creditors under the Company’s other existing and future general obligations of the Company (except for current and future obligations that may be subordinated to the exchange notes);

•	senior to the rights of creditors of the Company and the subsidiary guarantors under those debts, if any, expressly subordinated to the notes and/or the guarantees, as applicable;

•

together with the other debt secured thereby, effectively senior to the rights of unsecured obligations of Standard Pacific or the subsidiary guarantors to the extent of the value of the collateral securing the exchange notes and the guarantees;

•

effectively subordinated to any secured obligations of Standard Pacific or the subsidiary guarantors to the extent of the value of the collateral securing such obligations (other than collateral that also secures the exchange notes and guarantees); and

•	structurally subordinated to obligations of subsidiaries of Standard Pacific that are not guarantors.

At September 30, 2009, the principal amount of debt outstanding (including the outstanding notes and indebtedness of Standard Pacific’s subsidiaries, but excluding indebtedness relating to our mortgage banking operations), was approximately $1,487.0 million, $116.1 million of which would have been subordinated to the exchange notes and $96.8 million of which would have been secured by liens on property other than collateral that will also secure the exchange notes and thereby effectively senior to the exchange notes. Assuming we had consummated the Tender Offers as described under “Use of Proceeds” as of such date, approximately $1,015.3 million principal amount of our debt (including the notes) would have been secured on an equal and ratable basis by the collateral that will secure the exchange notes.

Optional Redemption	We may, at our option, redeem the exchange notes in whole or in part from time to time, at the redemption price determined as described in the section “Description of Exchange Notes—Optional Redemption.”

Change of Control	Upon a change of control as described in the section “Description of Exchange Notes—Change of Control,” you will have the right to require us to repurchase some or all of your exchange notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. We cannot assure you that, upon a change of control, we will have sufficient funds to repurchase any or all of your exchange notes.

Additional Offer to Purchase	We may be required to make an offer to purchase a portion of the exchange notes in the event of certain asset sales. For more details, see “Description of Exchange Notes—Certain Covenants—Limitation on Asset Sales.” This covenant is subject to a number of important limitations. See “Description of Exchange Notes—Limitation of Applicability of Certain Covenants if Notes Rated Investment Grade.”

Certain Covenants	The indenture governing the exchange notes contains limitations on, among other things, Standard Pacific’s ability and the ability of Standard Pacific’s restricted subsidiaries to:

•	borrow money;

•	incur certain liens;

•	pay dividends on or repurchase capital stock;

•	make investments in subsidiaries that are not restricted or in our unconsolidated joint ventures;

•	sell assets;

•	enter into certain kinds of transactions with our affiliates; and

•	merge with or into other companies.

These covenants are subject to exceptions. See “Description of Exchange Notes—Certain Covenants.”

For more details, see “Description of Exchange Notes—Certain Covenants.”

If the notes receive an investment grade rating by both Moody’s Investors Service, Inc. and Standard and Poor’s Ratings Service, then Standard Pacific’s obligation to comply with certain of the covenants will cease for so long as the notes continue to be rated investment grade by both such rating agencies. See “Description of Exchange Notes—Limitation of Applicability of Certain Covenants if Notes Rated Investment Grade.”

Original Issue Discount	The exchange notes will be issued with original issue discount for U.S. federal income tax purposes. Consequently, U.S. holders will generally be required to include such original issue discount in taxable income. See “Certain U.S. Federal Income Tax Considerations.”

Absence of a Public Market	There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any national securities exchange. We cannot assure you that any active or liquid market will develop for the exchange notes.

Risk Factors	See “Risk Factors” for a discussion of certain risks you should carefully consider.

Selected Consolidated Financial Information and Operating Data

The following selected consolidated financial information as of and for the five years in the period ended December 31, 2008 is derived from our audited consolidated financial statements, adjusted for the retroactive application of APB No. 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” and FSP-EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” The selected consolidated financial information as of and for the nine months ended September 30, 2009 and 2008 is derived from our unaudited condensed consolidated financial statements. Operating results for the nine months ended September 30, 2009 are not necessarily indicative of results that may be expected for future periods. The following data should be read in conjunction with the consolidated financial statements, related notes and other financial information included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 that are incorporated herein by reference.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008*	2008*	2007*	2006	2005	2004
	(dollars in thousands)
Income Statement Data Homebuilding:
Home sale revenues	$760,312	$1,145,608	$1,521,640	$2,607,824	$3,710,059	$3,863,467	$3,293,174
Land sale revenues	66,306	13,609	13,976	281,009	30,411	29,552	37,131

Total revenues	826,618	1,159,217	1,535,616	2,888,833	3,740,470	3,893,019	3,330,305

Cost of home sales	(661,211)	(1,462,654)	(2,107,758)	(2,520,264)	(2,950,922)	(2,805,348)	(2,494,538)
Cost of land sales	(75,578)	(97,704)	(124,786)	(568,539)	(76,179)	(19,285)	(21,433)

Total cost of sales	(736,789)	(1,560,358)	(2,232,544)	(3,088,803)	(3,027,101)	(2,824,633)	(2,515,971)

Gross margin	89,829	(401,141)	(696,928)	(199,970)	713,369	1,068,386	814,334
Selling, general and administrative expenses	(142,100)	(235,473)	(305,480)	(387,981)	(441,960)	(424,717)	(341,429)
Income (loss) from unconsolidated joint ventures	(4,449)	(130,322)	(151,729)	(190,025)	(3,870)	58,974	43,393
Interest expense	(35,409)	(3,938)	(14,274)	—	—	—	—
Gain (loss) on early extinguishment of debt	(3,457)	(11,339)	(15,695)	1,087	—	(5,938)	(10,154)
Other income (expense)	(1,309)	(10,145)	(53,734)	(69,697)	(46,727)	6,459	3,788

Homebuilding pretax income (loss)	(96,895)	(792,358)	(1,237,840)	(846,586)	220,812	703,164	509,932

Financial Services:
Revenues	10,095	10,897	13,587	16,677	24,866	17,359	11,597
Expenses	(9,009)	(11,063)	(13,659)	(16,045)	(19,438)	(13,901)	(11,066)
Income from unconsolidated joint ventures	119	659	854	1,050	1,911	2,252	2,491
Other income	108	128	234	611	872	604	448

Financial services pretax income	1,313	621	1,016	2,293	8,211	6,314	3,470

Income (loss) from continuing operations before income taxes	(95,582)	(791,737)	(1,236,824)	(844,293)	229,023	709,478	513,402
(Provision) benefit for income taxes	(298)	(42,030)	5,495	149,003	(82,930)	(269,528)	(197,083)

Income (loss) from continuing operations	(95,880)	(833,767)	(1,231,329)	(695,290)	146,093	439,950	316,319
Income (loss) from discontinued operations, net of income taxes	(569)	(2,005)	(2,286)	(52,540)	(22,400)	1,034	(502)
Loss from disposal of discontinued operations, net of income taxes	—	—	—	(19,550)	—	—	—
Net income (loss)	(96,449)	(835,772)	(1,233,615)	(767,380)	123,693	440,984	315,817
Less: Net loss allocated to preferred shareholders	59,022	188,354	489,229	—	—	—	—
Participating securities’ share in earnings	—	—	—	—	(922)	(1,699)	(1,435)

Net income (loss) available to common shareholders	$(37,427)	$(647,418)	$(744,386)	$(767,380)	$122,771	$439,285	$314,382

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008*	2008*	2007*	2006	2005	2004
Income Statement Data—continued
Basic Earnings (Loss) Per Share:
Continuing operations	$(0.40)	$(8.59)	$(9.12)	$(9.63)	$2.00	$5.82	$4.20
Discontinued operations	$—	$(0.02)	$(0.02)	$(1.00)	$(0.31)	$0.01	$(0.01)
Weighted average common shares outstanding	93,731,253	75,155,044	81,439,248	72,157,394	72,644,368	75,357,074	75,081,502
Diluted Earnings (Loss) Per Share:
Continuing operations	$(0.40)	$(8.59)	$(9.12)	$(9.63)	$1.96	$5.66	$4.08
Discontinued operations	$—	$(0.02)	$(0.02)	$(1.00)	$(0.31)	$0.01	$(0.01)
Weighted average common and diluted shares outstanding	241,544,039	97,019,962	134,963,077	72,157,394	74,213,185	77,704,823	77,279,276
Ratio of Earnings to Fixed Charges(1)(2)	0.1x	—	—	—	2.6x	8.0x	6.8	x

*	Certain 2008 and 2007 amounts have been retroactively adjusted to reflect the adoption of APB No. 14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”
(1)	Ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, “earnings” means income from continuing operations (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest, (c) expensing of previously capitalized interest included in costs of sales, (d) interest portion of rent expense, and (e) income (loss) from unconsolidated joint ventures. For this purpose, “fixed charges” means homebuilding interest incurred, whether expensed or capitalized, and the interest portion of rent expense, and excludes interest expense from our financial services subsidiary of $1.5 million, $2.1 million for the nine months ended September 30, 2009 and 2008, respectively, and $3.1 million, $6.1 million, $6.4 million, $3.8 million and $1.7 million for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.
(2)	For the nine months ended September 30, 2008 and the years ended December 31, 2008 and 2007, our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for such periods were $713.9 million, $1,123.9 million and $656.6 million, respectively.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Selected Operating Data
New homes delivered:
California	948	1,208	1,668	2,189	2,703	3,166	3,307

Arizona(1)	209	436	540	1,029	1,400	1,803	1,635
Texas(1)	328	520	677	984	1,100	828	561
Colorado	113	180	229	388	466	461	421
Nevada	13	55	62	68	—	—	—

Total Southwest	663	1,191	1,508	2,469	2,966	3,092	2,617

Florida	603	646	883	1,314	2,710	3,576	2,345
Carolinas	308	416	548	946	1,008	1,032	507

Total Southeast	911	1,062	1,431	2,260	3,718	4,608	2,852

Consolidated total	2,522	3,461	4,607	6,918	9,387	10,866	8,776
Unconsolidated joint ventures(2)	92	222	270	499	252	269	272
Discontinued Operations (including joint ventures)(2)	4	147	148	634	1,124	559	43

Total (including joint ventures)(2)	2,618	3,830	5,025	8,051	10,763	11,694	9,091

Average selling prices of homes delivered:
California	$429,000	$479,000	$475,000	$601,000	$714,000	$680,000	$646,000

Arizona(1)	210,000	233,000	228,000	304,000	299,000	212,000	181,000
Texas(1)	279,000	279,000	280,000	253,000	242,000	230,000	242,000
Colorado	305,000	358,000	348,000	355,000	312,000	320,000	306,000
Nevada	226,000	289,000	285,000	316,000	—	—	—

Total Southwest	261,000	275,000	272,000	292,000	280,000	233,000	218,000

Florida	189,000	211,000	209,000	267,000	279,000	231,000	222,000
Carolinas	218,000	249,000	246,000	232,000	193,000	160,000	152,000

Total Southeast	199,000	226,000	223,000	253,000	255,000	215,000	374,000

Consolidated (excluding joint ventures)	301,000	331,000	330,000	377,000	395,000	356,000	375,000
Unconsolidated joint ventures(2)	524,000	507,000	525,000	565,000	689,000	732,000	661,000

Total (including joint ventures)(2)	$309,000	$342,000	$341,000	$390,000	$403,000	$365,000	$388,000

Discontinued Operations (including joint ventures)(2)	$201,000	$175,000	$175,000	$200,000	$183,000	$187,000	$276,000

Net new orders(3):
California	1,139	1,266	1,495	2,112	1,690	3,062	3,380

Arizona(1)	235	382	422	593	720	1,822	2,174
Texas(1)	335	438	506	844	1,038	1,061	647
Colorado	95	160	184	363	404	460	461
Nevada	10	40	37	86	11	—	—

Total Southwest	675	1,020	1,149	1,886	2,173	3,343	3,282

Florida	617	687	810	837	1,131	3,049	3,418
Carolinas	365	434	492	862	994	1,074	607

Total Southeast	982	1,121	1,302	1,699	2,125	4,123	4,025

Consolidated total	2,796	3,407	3,946	5,697	5,988	10,528	10,687
Unconsolidated joint ventures(2)	167	171	197	518	269	297	250
Discontinued operations (including joint ventures)(2)	3	103	105	522	860	513	128

Total (including joint ventures)(2)	2,966	3,681	4,248	6,737	7,117	11,338	11,065

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Selected Operating Data—continued
Average number of selling communities during the period:
California	52	66	63	64	54	40	44

Arizona(1)	9	16	15	18	22	13	12
Texas(1)	19	30	29	25	21	13	21
Colorado	6	8	8	11	14	12	13
Nevada	2	3	3	4	1	—	—

Total Southwest	36	57	55	58	58	38	46

Florida	33	46	45	47	48	52	49
Carolinas	24	30	29	27	20	19	13

Total Southeast	57	76	74	74	68	71	62

Consolidated total	145	199	192	196	180	149	152
Unconsolidated joint ventures(2)	8	12	12	23	9	5	5
Discontinued operations(2)	0	3	2	25	23	20	5

Total (including joint ventures)(2)	153	214	206	244	212	174	162

	At September 30,		At December 31,
	2009	2008	2008	2007	2006	2005	2004
Backlog (in homes):
California	424	384	154	303	323	1,336	1,440

Arizona(1)	102	140	76	194	630	1,310	1,291
Texas(1)	137	219	130	301	441	503	270
Colorado	60	103	78	123	148	210	211
Nevada	1	14	4	29	11	—	—

Total Southwest	300	476	288	647	1,230	2,023	1,772

Florida	161	261	147	220	697	2,276	2,803
Carolinas	110	127	53	109	193	207	165

Total Southeast	271	388	200	329	890	2,483	2,968

Consolidated total	995	1,248	642	1,279	2,443	5,842	6,180
Unconsolidated joint ventures(2)	22	49	26	123	189	172	144
Discontinued operations (including joint ventures)(2)	0	0	1	44	201	465	168

Total (including joint ventures)(2)	1,017	1,297	669	1,446	2,833	6,479	6,492

Backlog (estimated dollar values in thousands):
California	$190,184	$177,890	$69,522	$163,813	$246,454	$958,571	$978,531

Arizona(1)	21,816	30,413	17,083	50,091	215,653	402,887	253,747
Texas(1)	42,849	64,950	38,782	92,030	111,425	111,705	61,174
Colorado	18,022	31,609	24,017	44,311	57,867	68,882	75,352
Nevada	213	3,408	893	8,160	4,086	—	—

Total Southwest	82,900	130,380	80,775	194,592	389,031	583,474	390,273

Florida	31,457	57,880	30,408	52,787	206,313	612,362	640,921
Carolinas	25,120	29,507	12,735	31,476	43,042	34,961	26,099

Total Southeast	56,577	87,387	43,143	84,263	249,355	647,323	667,020

Consolidated total	329,661	395,657	193,440	442,668	884,840	2,189,368	2,035,824
Unconsolidated joint ventures(2)	10,722	35,443	11,929	82,006	105,720	109,621	98,149
Discontinued Operations (including joint ventures)(2)	—	—	208	8,099	40,095	84,342	41,749

Total (including joint ventures)(2)	$340,383	$431,100	$205,577	$532,773	$1,030,655	$2,383,331	$2,175,722

	Four Fiscal Quarters Ended
	September 30, 2009	December 31,
		2008*	2007*	2006	2005	2004
	(dollars in thousands)
Other Data
Net cash provided by (used in) operating activities	$375,353	$263,151	$655,558	$(290,580)	$(205,244)	$99,667
Net cash provided by (used in) investing activities	$(48,868)	$(11,579)	$(197,815)	$(133,528)	$(257,294)	$(108,300)
Net cash provided by (used in) financing activities	$(509,121)	$142,712	$(258,285)	$427,588	$340,357	$(11,046)
Adjusted Homebuilding EBITDA(4)	$105,387	$43,884	$297,369	$706,274	$799,778	$613,242
Homebuilding interest incurred(5)	$107,170	$135,693	$138,553	$148,335	$95,554	$87,085

	At September 30, 2009	At December 31,
		2008*	2007*	2006	2005	2004
	(dollars in thousands, except per share amounts)
Selected Balance Sheet Data and Other Financial Data
Homebuilding cash (including restricted cash)	$806,766	$626,379	$219,141	$17,356	$18,796	$141,697
Inventories owned	$1,074,153	$1,262,521	$2,060,413	$3,101,636	$2,788,946	$2,111,868
Total assets	$2,068,889	$2,252,488	$3,401,904	$4,502,941	$4,280,842	$3,013,233
Total debt	$1,490,134	$1,550,092	$1,911,902	$2,204,787	$1,694,980	$1,160,953
Adjusted Homebuilding Debt(6)	$1,451,336	$1,486,437	$1,736,298	$1,940,475	$1,528,408	$1,049,434
Stockholders’ equity	$349,591	$407,941	$1,034,279	$1,764,370	$1,739,159	$1,321,995
Cash dividends per share	$—	$—	$0.12	$0.16	$0.16	$0.16

*	Certain 2008 and 2007 amounts have been retroactively adjusted to reflect the adoption of APB No. 14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”
(1)	Arizona and Texas exclude our Tucson and San Antonio divisions, which are classified as discontinued operations.
(2)	Numbers presented regarding unconsolidated joint ventures reflect total deliveries, average selling prices, net new orders, average selling communities and total backlog of such joint ventures. Our ownership interests in these joint ventures vary but are generally less than or equal to 50%.
(3)	Net new orders are new orders for the purchase of homes during the period, less cancellations during such period of existing contracts for the purchase of homes.
(4)	Adjusted Homebuilding EBITDA means net income (loss) (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in cost of sales, (d) impairment charges, (e) (gain) loss on early extinguishment of debt, (f) homebuilding depreciation and amortization, (g) amortization of stock-based compensation, (h) income (loss) from unconsolidated joint ventures and (i) income (loss) from financial services subsidiary. Other companies may calculate Adjusted Homebuilding EBITDA (or similarly titled measures) differently. We believe Adjusted Homebuilding EBITDA information is useful to investors as a measure of our ability to service debt and obtain financing. However, it should be noted that Adjusted Homebuilding EBITDA is not a U.S. generally accepted accounting principles (“GAAP”) financial measure. Due to the significance of the GAAP components excluded, Adjusted Homebuilding EBITDA should not be considered in isolation or as an alternative to net income (loss), cash flow from operations or any other liquidity performance measure prescribed by GAAP.

	Four Fiscal Quarters Ended
	September 30, 2009	December 31,
		2008*	2007*	2006	2005	2004
	(dollars in thousands)
Net cash provided by (used in) operating activities	$375,353	$263,151	$655,558	$(290,580)	$(205,244)	$99,667
Add:
Provision (benefit) for income taxes	(47,678)	(6,795)	(188,954)	70,040	269,830	196,799
Deferred tax valuation allowance	(162,280)	(473,627)	(180,480)	—	—	—
Homebuilding interest amortized to cost of sales and interest expense	133,420	98,346	131,289	88,933	64,580	59,382
Excess tax benefits from share-based payment arrangements	—	—	1,498	2,697	—	—
Less:
Income (loss) from financial services subsidiary	1,180	(72)	632	5,428	3,458	531
Depreciation and amortization from financial services subsidiary	700	783	703	582	580	472
Loss on disposal of property and equipment	3,230	2,792	1,439	—	—	—
Net changes in operating assets and liabilities:
Trade and other receivables	(15,287)	(6,408)	(45,083)	2,739	47,869	6,507
Mortgage loans held for sale	(20,039)	(91,380)	(99,618)	125,123	41,265	—
Inventories-owned	(303,581)	(34,567)	(399,432)	610,944	562,305	281,171
Inventories-not owned	(5,715)	(1,049)	(10,449)	(89,929)	69,632	50,611
Deferred income taxes	169,218	343,754	135,741	126,587	20,700	11,620
Other assets	(94,995)	(146,729)	245,723	(189)	14,114	5,594
Accounts payable	42,877	57,949	13,105	5,638	(16,267)	(16,326)
Accrued liabilities	39,204	44,742	41,245	60,281	(64,968)	(80,780)

Adjusted Homebuilding EBITDA	$105,387	$43,884	$297,369	$706,274	$799,778	$613,242

(5)	Homebuilding interest incurred represents interest expensed and interest capitalized into real estate inventories for the applicable periods and excludes interest attributable to financial services.
(6)	Adjusted Homebuilding Debt excludes from total debt (a) indebtedness of our financial services subsidiary of $38.8 million as of September 30, 2009, and $63.7 million, $164.2 million, $250.9 million, $123.4 million and $81.9 million as of December 31, 2008, 2007, 2006, 2005 and 2004, respectively, and (b) indebtedness related to liabilities from inventories not owned of $0 as of September 30, 2009, and $0, $11.4 million, $13.4 million, $43.2 million and $29.7 million as of December 31, 2008, 2007, 2006, 2005 and 2004, respectively. We believe Adjusted Homebuilding Debt information is useful to investors as a measure of our ability to obtain financing. However, it should be noted that Adjusted Homebuilding Debt is a non-GAAP financial measure. Due to the significance of the components excluded, Adjusted Homebuilding Debt should not be considered in isolation or as an alternative to measures prescribed by GAAP. Other companies may calculate Adjusted Homebuilding Debt (or similarly titled measures) differently.

RISK FACTORS

The exchange notes involve substantial risks similar to those associated with the outstanding notes. To understand these risks you should carefully consider the risk factors set forth below, as well as the other information included in this prospectus and the information incorporated herein by reference.

Risks Related to Us and Our Business

Adverse changes in general and local economic conditions have affected and may continue to affect the demand for homes and reduce our earnings.

The residential homebuilding industry is sensitive to changes in economic conditions such as the level of employment, consumer confidence, consumer income, availability of financing and interest rate levels. The declines in the value of homes, disruption in the credit markets, increase in unemployment levels, absence of home price stability, announcement of a national recession, decreased availability of financing and elimination of or limited availability of certain mortgage products have, among other factors, resulted in low consumer confidence, and adversely impacted the homebuilding industry and our operations and financial condition. These conditions may continue or worsen. We can provide no assurance that our strategies to address these challenges will be successful.

Customers may be unwilling or unable to purchase our homes at times when mortgage-financing costs are high or when credit is difficult to obtain.

The majority of our homebuyers finance their purchases through our financial services operations or third-party lenders. In general, housing demand is adversely affected by increases in interest rates and by decreases in the availability of mortgage financing as a result of declining customer credit quality, tightening of mortgage loan underwriting standards, or other issues. Many lenders have significantly tightened their underwriting standards, are requiring substantial down payments, and have eliminated or significantly limited many subprime and other alternative mortgage products, including “jumbo” loan products, which are important to sales in some of our California markets. In addition, the use of seller funded down payment assistance programs was prohibited in late 2008. As a result of these trends, the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes has been adversely affected, which has adversely affected our operating results. These conditions may continue or worsen.

We have experienced a significant and substantial downturn in homebuyer demand. Continuation of this downturn may result in a continuing reduction in our revenues and deterioration of our margins.

We have experienced a significant and substantial downturn in homebuyer demand. Prior to this downturn, we experienced strong price appreciation in many of our markets. This price appreciation resulted in the decreased affordability of new homes in many of our markets. If buyers are unable to afford new homes in these markets, prices will continue to decline, which will continue to harm both our revenues and margins.

In addition, many of our competitors are aggressively liquidating land and new home inventories by selling homes at significantly reduced prices. At the same time, we are also competing with foreclosures, the resale of existing homes, rental homes, and “almost new” homes owned by speculators seeking to exit the market. An increase in the number of mortgage loan defaults has also increased the supply of homes available for sale at reduced prices. All of these actions have resulted in a meaningful increase in the supply of homes available for sale, which may continue or increase, making it more difficult for us to sell our homes and to maintain our profit margins.

We may be unable to obtain suitable bonding for the development of our communities.

We provide bonds to governmental authorities and others to ensure the completion of our projects. If we are unable to provide required surety bonds for our projects, our business operations and revenues could be adversely affected. As a result of the deterioration in market conditions, surety providers have become increasingly reluctant to issue new bonds and some providers are requesting credit enhancements in order to maintain existing bonds or to issue new bonds. If we are unable to obtain required bonds in the future, or are required to provide credit enhancements with respect to our current or future bonds, our liquidity could be negatively impacted.

The market value and availability of land may fluctuate significantly, which could decrease the value of our developed and undeveloped land holdings and limit our ability to develop new communities.

The risk of owning developed and undeveloped land can be substantial for homebuilders. The market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and market conditions, such as the conditions we are currently experiencing, which have resulted in impairments of a number of our land positions and write-offs of certain of our land option deposits and pre-acquisition costs. If current market conditions continue to deteriorate, our competitors adjust their pricing strategy or if other significant adverse changes in economic or market conditions occur, we may have to impair additional land holdings and work in progress, write down our investments in unconsolidated joint ventures, write off option deposits and pre-acquisition costs, sell homes or land at a loss, and/or hold land or homes in inventory longer than planned. In addition, inventory carrying costs can be significant, particularly if inventory must be held for longer than planned, which can trigger asset impairments in a poorly performing project or market.

While not a significant issue under current market conditions, our long-term success also depends in part upon the continued availability of suitable land at acceptable prices. The availability of land for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding of land prices and restrictive governmental regulation. Should suitable land opportunities become less available, it could limit our ability to develop new communities, increase land costs and negatively impact our sales and earnings.

We may need additional funds, and if we are unable to obtain these funds, we may not be able to operate our business as planned.

Our operations, including our joint venture operations, require significant amounts of cash. We may be required to seek additional capital, whether from sales of equity or by borrowing more money, to fund our operations and inventory or repay our indebtedness, particularly in the event of a continued market downturn. Our indentures contain provisions that limit the amount we can borrow.

Our requirements for additional capital, whether to finance activities or refinance existing obligations, fluctuate as market conditions and our financial performance and operations change. The availability of additional capital, whether from private capital sources (including banks) or the public capital markets, fluctuates as our financial condition and market conditions in general change. There may be times when the private capital markets and the public debt or equity markets lack sufficient liquidity or when our securities cannot be sold at attractive prices, in which case we would not be able to access capital from these sources. In addition, a weakening of our financial condition or deterioration in our credit ratings could adversely affect our ability to obtain necessary funds.

Even if available, additional financing could be costly or have adverse consequences. If additional funds are raised through the incurrence of debt, we will incur increased debt servicing costs and may become subject to additional restrictive financial and other covenants. We can give no assurance as to the terms or availability of additional capital. If we are not successful in obtaining or refinancing capital when needed, it could adversely impact our ability to operate our business effectively, which could reduce our sales and earnings, and adversely impact our financial position.

We currently have significant amounts invested in unconsolidated joint ventures with independent third parties in which we have less than a controlling interest. These investments are highly illiquid and have significant risks.

We participate in numerous unconsolidated homebuilding and land development joint ventures with independent third parties in which we have less than a controlling interest. At September 30, 2009, we had invested an aggregate of $38.5 million in these joint ventures, which had borrowings outstanding of approximately $270.6 million (of which $45.2 million was recourse indebtedness), as compared to $50.5 million and $421.8 million (of which $173.9 million was recourse indebtedness), respectively, at December 31, 2008.

While these joint ventures provide us with a means of accessing larger land parcels and lot positions, they are subject to a number of risks, including the following:

•

Restricted Payment Risk. Our public note indentures prohibit us from making restricted payments, including investments in joint ventures, when we are unable to meet either of a leverage condition or an interest coverage condition and when making such a payment will cause us to exceed a basket limitation. As of September 30, 2009, we did not satisfy the leverage condition or the interest coverage condition. As a result, we are unable to make payments to satisfy our joint venture obligations, other than through funds available from our unrestricted subsidiaries. If we become unable to fund our joint venture obligations this could result in, among other things, defaults under our joint venture operating agreements, loan agreements, and credit enhancements.

•

Entitlement Risk. Certain of our joint ventures acquire parcels of unentitled raw land. If we are unable to timely obtain entitlements at a reasonable cost, project delay or even project termination may occur resulting in an impairment of the value of our investment.

•

Development Risk. The projects we build through joint ventures are often larger and have a longer time horizon than the typical project developed by our wholly-owned homebuilding operations. Time delays associated with obtaining entitlements, unforeseen development issues, unanticipated labor and material cost increases, and general market deterioration and other changes are more likely to impact larger, long-term projects, all of which may negatively impact the profitability of these ventures and our proportionate share of income.

•

Financing Risk. There are a limited number of sources willing to provide acquisition, development and construction financing to land development and homebuilding joint ventures. As market conditions become more challenging, it may be difficult or impossible to obtain financing for our joint ventures on commercially reasonable terms, or to refinance existing borrowings as such borrowings mature. As a result, we may be required to finance acquisition and development and/or construction costs following termination or step-down of joint venture financing that the joint venture is unable to restructure, extend, or refinance with another third party lender.

•

Contribution Risk. Under credit enhancements that we typically provide with respect to joint venture borrowings, we and our partners could be required to make additional unanticipated investments in these joint ventures, either in the form of capital contributions or loan repayments, to reduce such outstanding borrowings. We may have to make additional contributions that exceed our proportional share of capital if our partners fail to contribute any or all of their share. While in most instances we would be able to exercise remedies available under the applicable joint venture documentation if a partner fails to contribute its proportional share of capital, our partner’s financial condition may preclude any meaningful cash recovery on the obligation.

•

Completion Risk. We often sign a completion agreement in connection with obtaining financing for our joint ventures. Under such agreements, we may be compelled to complete a project even if we no longer have an economic interest in the property.

•

Illiquid Investment Risk. We lack a controlling interest in our joint ventures and therefore are generally unable to compel our joint ventures to sell assets, return invested capital, require additional capital contributions or take any other action without the vote of at least one or more of our joint venture partners. This means that, absent partner agreement, we will be unable to liquidate our joint venture investments to generate cash.

•

Partner Dispute. If we have a dispute with one of our joint venture partners and are unable to resolve it, the buy-sell provision in the applicable joint venture agreement could be triggered or we may otherwise pursue a negotiated settlement involving the unwinding of the venture. In either case, we may sell our interest to our partner or purchase our partner’s interest. If we sell our interest, we will forgo the profit we would have otherwise earned with respect to the joint venture project and may be required to forfeit our invested capital and/or pay our partner to release us from our joint venture obligations. If we are required to purchase our partner’s interest, we will be required to fund this purchase, as well as the completion of the project, with corporate level capital and to consolidate the joint venture project onto our balance sheet, which could, among other things, adversely impact our liquidity, our leverage and other financial conditions or covenants.

•

Consolidation Risk. The accounting rules for joint ventures are complex and the decision as to whether it is proper to consolidate a joint venture onto our balance sheet is fact intensive. If the facts concerning an unconsolidated joint venture were to change and a triggering event under applicable accounting rules were to occur, we might be required to consolidate previously unconsolidated joint ventures onto our balance sheet, which could adversely impact our leverage and other financial conditions or covenants.

We may not be able to successfully identify, complete and integrate acquisitions, which could harm our profitability and divert management resources.

We may from time to time acquire other homebuilders. Successful acquisitions require us to correctly identify appropriate acquisition candidates and to integrate acquired operations and management with our own. Should we make an error in judgment when identifying an acquisition candidate, should the acquired operations not perform as anticipated, or should we fail to successfully integrate acquired operations and management, we will likely fail to realize the benefits we intended to derive from the acquisition and may suffer other adverse consequences. Acquisitions involve a number of other risks, including the diversion of the attention of our management and corporate staff from operating our existing business and potential charges to earnings in the event of any write-down or write-off of goodwill and other assets recorded in connection with acquisitions. We can give no assurance that we will be able to successfully identify, complete and integrate acquisitions.

We depend on the California market and, to a lesser extent, the Arizona and Florida markets. An adverse change in any or all of these markets could harm our sales and earnings.

We generate a significant amount of our revenues and profits in California. In addition, a significant portion of our business, revenues and profits outside of California are concentrated in Arizona and Florida. While demand for new homes, and in many instances home prices, have been declining in substantially all of our markets, demand and home prices have generally been declining more rapidly in California, Arizona and Florida, negatively impacting our earnings and financial position. There can be no assurance that our earnings and financial position will not be further impacted if the challenging conditions in these markets continue or worsen.

States, cities and counties in which we operate may adopt slow growth initiatives reducing our ability or increasing our costs to build in these areas, which could harm our future sales and earnings.

Several states, cities and counties in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those localities. Approval of slow or no growth measures would reduce our ability to open new home communities and to build and sell homes in the affected markets, including with respect to land we may already own, and would create additional costs and administration requirements, which in turn could harm our future sales and earnings.

The homebuilding industry is highly competitive and, with more limited resources than some of our competitors, we may not be able to compete effectively.

The homebuilding industry is highly competitive. We compete with numerous other residential construction firms, including large national and regional firms, for customers, land, financing, raw materials, skilled labor and employees. We compete for customers primarily on the basis of the location, design, quality and price of our homes and the availability of mortgage financing. Some of our competitors have substantially larger operations and greater financial resources than we do and as a result may have lower costs of capital, labor and materials than us, and may be able to compete more effectively for land acquisition opportunities.

Under current market conditions, we have experienced intense price competition as many builders seek to aggressively reduce their inventory levels and land holdings. Many of our competitors are better capitalized and have lower leverage than we do, which may position them to compete more effectively on price (which can trigger impairments for us), better enable them to ride out the current industry-wide downturn and allow them to compete more effectively for land when conditions improve.

The design and construction of high-density urban homebuilding projects present unique challenges, and we have less experience in this business.

In recent years we have expanded our homebuilding business to include high-density urban infill projects. Such projects present challenges in development, construction, and marketing that are different than our traditional operations and we have less experience designing, constructing and selling these types of projects. Our inexperience could harm us, causing our overall results of operations to be adversely affected.

Labor and material shortages could delay or increase the cost of home construction and reduce our sales and earnings.

The residential construction industry experiences serious labor and material shortages from time to time, including shortages in qualified tradespeople, and supplies of insulation, drywall, cement, steel and lumber. These labor and material shortages can be more severe during periods of strong demand for housing or during periods where the regions in which we operate experience natural disasters that have a significant impact on existing residential and commercial structures. From time to time, we have experienced volatile price swings in the cost of labor and materials, including in particular the cost of lumber, cement, steel and drywall. Shortages and price increases could cause delays in and increase our costs of home construction, which in turn could harm our operating results.

Severe weather and other natural conditions or disasters may disrupt or delay construction.

Severe weather and other natural conditions or disasters, such as earthquakes, landslides, hurricanes, tornadoes, droughts, floods, heavy or prolonged rain or snow, and wildfires can negatively affect our operations by requiring us to delay or halt construction or to perform potentially costly repairs to our projects under construction and to unsold homes.

We are subject to extensive government regulation, which can increase costs and reduce profitability.

Our homebuilding operations are subject to extensive federal, state and local regulation, including environmental, building, worker health and safety, zoning and land use regulation. This regulation affects all aspects of the homebuilding process and can substantially delay or increase the costs of homebuilding activities, even on land for which we already have approvals. During the development process, we must obtain the approval of numerous governmental authorities that regulate matters such as:

•	permitted land uses, levels of density and architectural designs;

•	the installation of utility services, such as water and waste disposal;

•	the dedication of acreage for open space, parks, schools and other community services; and

•	the preservation of habitat for endangered species and wetlands.

The approval process can be lengthy, can be opposed by consumer or environmental groups, and can cause significant delays or permanently halt the development process. Delays or a permanent halt in the development process can cause substantial increases to development costs or cause us to abandon the project and to sell the affected land at a potential loss, which in turn could harm our operating results.

In addition, new housing developments, including in California where a significant portion of our business is conducted, are often subject to various assessments for schools, parks, streets, highways and other public improvements. The costs of these assessments can be substantial and can cause increases in the effective prices of our homes, which in turn could reduce our sales and/or profitability.

Our mortgage operations are also subject to federal, state, and local regulation, including eligibility requirements for participation in federal loan programs and various consumer protection laws. Our title insurance agency operations are subject to applicable insurance laws and regulations. Failure to comply with these requirements can lead to administrative enforcement actions, the loss of required licenses and other required approvals, claims for monetary damages or demands for loan repurchase from investors, and rescission or voiding of the loan by the consumer.

Our mortgage subsidiary may become obligated to repurchase loans it has sold in the secondary mortgage market or may become subject to borrower lawsuits.

While our mortgage subsidiary generally sells the loans it originates within a short period of time in the secondary mortgage market on a non-recourse basis, this sale is subject to an obligation to repurchase the loan if, among other things, the borrower defaults on the loan within a specified period following the sale, the purchaser’s underwriting guidelines are not met, or there is fraud in connection with the loan. While, as of December 31, 2008, our mortgage subsidiary had been required to repurchase only 0.05% and 0.04% of the total dollar value of the loans it originated in 2008 and 2007, respectively, as loan defaults in general increase it is possible that our mortgage subsidiary will be required to make a materially higher level of repurchases in the future. In addition, a number of homebuyers have initiated lawsuits against builders and lenders claiming, among other things, that builders pressured the homebuyers to make inaccurate statements on loan applications and/or that the lenders failed to correctly explain the terms of adjustable rate and interest-only loans. A number of regulatory authorities have also indicated that they are investigating similar allegations. While we and our mortgage subsidiary have not experienced such lawsuits and are not, to our knowledge, the subject of any such investigations, as loan defaults increase the possibility of becoming subject to such a lawsuit or investigation becomes more likely. If our mortgage subsidiary experiences a higher level of repurchase obligations or we or our mortgage subsidiary become the subject of borrower lawsuits or regulatory authority action our financial results may be negatively impacted.

We are subject to product liability and warranty claims arising in the ordinary course of business, which can be costly.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the homebuilding industry and can be costly. For instance, like many other homebuilders, we have recently begun to receive statutory notice of complaints from homeowners alleging that homes we constructed in Florida contain drywall imported from China which they allege is, among other things, damaging non-ferrous metals and other items contained in their homes and poses possible health risks. Similar to other construction defect and warranty claims, we are conducting an internal review to determine the validity of these claims and whether other homes we constructed may be impacted. We have not yet completed such review and have not reached a conclusion as to the scope of this problem.

While we maintain product liability insurance and generally seek to require our subcontractors and design professionals to indemnify us for liabilities arising from their work, there can be no assurance that these insurance rights and indemnities will be adequate to cover any or all construction defect and warranty claims for which we may be liable. For example, contractual indemnities can be difficult to enforce, we are often responsible for applicable self-insured retentions (particularly in markets where we include our subcontractors on our general liability insurance), certain claims may not be covered by insurance or may exceed applicable coverage limits, and one or more of our insurance carriers could become insolvent. Additionally, the coverage offered by and availability of product liability insurance for construction defects is limited and costly. There can be no assurance that coverage will not be further restricted or become more costly.

We are dependent on the services of key employees and the loss of any substantial number of these individuals or an inability to hire additional personnel could adversely affect us.

Our success is dependent upon our ability to attract and retain skilled employees, including personnel with significant management and leadership skills. Competition for the services of these individuals in many of our operating markets can be intense. If we are unable to attract and retain skilled employees, we may be unable to accomplish the objectives set forth in our business plan.

Our principal stockholder has the ability to exercise significant influence over the composition of our Board of Directors and matters requiring stockholder approval.

As of December 11, 2009, MP CA Homes LLC held 49% of the voting power of our voting stock. Pursuant to the stockholders’ agreement that we entered into with MP CA Homes LLC on June 27, 2008, MP CA Homes LLC is entitled to designate a number of directors to serve on our Board of Directors as is proportionate to the total voting power of its voting stock (up to one less than a majority), and at least one MP CA Homes LLC designated director shall be a member of each committee of the board (subject to limited exceptions), giving MP CA Homes LLC the ability to exercise significant influence on the composition and actions of our Board of Directors and its committees. In addition, this large voting block may have a significant or decisive effect on the approval or disapproval of matters requiring approval of our stockholders, including any amendment to our certificate of incorporation, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. The interests of MP CA Homes LLC in these other matters may not always coincide with the interests of our other stockholders or our noteholders. In addition, the ownership of such a large block of our voting power and the right to designate directors by MP CA Homes LLC may discourage someone from making a significant equity investment in us, even if we needed the investment to operate our business, or could be a significant factor in delaying or preventing a change of control transaction that other stockholders or our noteholders may deem to be in their best interests.

Risks Related to the Exchange Notes and the Exchange Offer

We have substantial debt and may incur additional debt, although our revolving credit facility is now limited to letters of credit; leverage may impair our financial condition and restrict our operations.

We currently have a substantial amount of debt. As of September 30, 2009, assuming we had consummated the Tender Offers as described under “Use of Proceeds” as of such date, our total consolidated debt would have been $1,231.3 million.

Subject to specified limitations, the indenture governing the notes permits us to incur substantial additional debt. There is now no limit on the incurrence of additional debt under our credit facilities, although the failure to maintain specified financial ratios could require us to pay additional fees and prepay specified amounts of term loans. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Our substantial debt and any additional debt we may incur could have important consequences for the holders of the notes, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited as is now the case;

•

requiring a substantial portion of our cash flows from operations for the payment of interest on our debt and reducing our ability to use our cash flows to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	placing us at a competitive disadvantage to less leveraged competitors.

These factors and other market conditions have already affected the availability of our credit facilities. As of August 2009 only letters of credit may be issued under our revolving credit facility, and all letters of credit outstanding under our revolving credit facility are required to be cash collateralized. In August 2009, one of our unrestricted subsidiaries pledged approximately $24.7 million of cash to our agent bank for this purpose. Although our current cash position mitigates the need for a more comprehensive credit facility, these circumstances could change and require future changes to our debt facilities.

Servicing our debt will require a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

Our ability to make payments on and refinance our debt and to fund planned capital expenditures depends on our ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. In addition, the ability to borrow funds under our credit facilities in the future will depend on our meeting the financial covenants in the agreements. We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to pay our debt or to fund other liquidity needs. As a result, we may need to refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on favorable terms, if at all. Any inability to generate sufficient cash flow or refinance our debt on favorable terms could have a material adverse effect on our financial condition.

We may be unable to repay, renew or extend our outstanding debt instruments when they are due.

We have a significant amount of debt. As of September 30, 2009, after giving effect to the consummation of the Tender Offers as described under “Use of Proceeds,” an aggregate of approximately $1,131.4 million principal amount in senior notes, senior subordinated notes and term loans mature between 2010 and 2016. There can be no assurance that we will be able to repay these debt arrangements or extend or renew them on terms acceptable to us, or at all. If we are unable to repay, renew or extend these debt arrangements, it could materially adversely affect our liquidity and capital resources and financial condition.

We may be unable to maintain compliance with the covenants or meet certain financial ratios contained in our debt instruments that must be satisfied as conditions to incurring additional indebtedness or making restricted payments.

The indentures for the notes and our public notes impose restrictions on our operations, financing, investments and other activities, as well as limit dividends and distributions on our stock. The indentures provide that the Company must either stay below a maximum leverage ratio or maintain a minimum interest coverage ratio in order to be permitted to incur additional indebtedness beyond limited categories of indebtedness specified in the indentures. The indentures also provide that, in order to make restricted payments (including dividends and distributions on stock or investments beyond limited categories of investments specified in the indentures), the Company must satisfy the ratio requirements for incurrence of additional debt and generate (by a formula based on 50% of consolidated net income) a basket for such additional restricted payments. As of September 30, 2009, we did not satisfy the leverage condition or the interest coverage condition to enable us to make restricted payments. As a result, we are unable to make restricted payments, other than through funds available from our unrestricted subsidiaries, which funds totaled $387.3 million as of September 30, 2009. Our amended revolving credit facility and term loans contain a financial covenant requiring the Company to either (i) maintain either a minimum ratio of cash flow from operations to consolidated homebuilding interest incurred, a minimum ratio of homebuilding Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to consolidated homebuilding interest incurred or a maximum ratio of combined net homebuilding debt to consolidated tangible net worth or (ii) pay a fee equal to 50 basis points per quarter (the “Financial Covenant Fee”) on the outstanding principal amount of our term loans and prepay, on a quarterly basis, an aggregate principal amount of $7.5 million of our term loans.

There can be no assurance that we will meet the covenants or financial ratios, as applicable, in our revolving credit facility, term loans and the indentures for the notes and our public notes if adverse market conditions continue or worsen. If we are unable to comply with or meet any one or more of these covenants or financial ratios, as applicable, we could be precluded from obtaining additional letters of credit under our revolving credit facility, and, in the event of default, our obligation to repay indebtedness outstanding under the revolving credit facility, our term loans, and our indentures could be accelerated in full. In such an event, it is unlikely that we would have, or be able to obtain, sufficient funds to pay all debt we would be required to repay.

Your right to receive payments under the exchange notes is junior to the subsidiary guarantors’ and, except to the extent of the collateral securing the notes, our existing and future secured indebtedness and other secured obligations and is effectively junior to the existing and future indebtedness of our subsidiaries that are not subsidiary guarantors.

The exchange notes will not be guaranteed by certain of our current and future subsidiaries, and under certain circumstances, subsidiaries guaranteeing the notes may be released from their guarantees without the consent of holders of the exchange notes. See “Description of Exchange Notes—Guarantees.” In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, creditors of such subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us, except to the extent that we may also have a claim as a creditor. Thus, the exchange notes will be effectively junior to the claims of creditors of our non-guarantor subsidiaries. As of September 30, 2009, the notes would have been effectively junior to approximately $92.6 million of our non-guarantor subsidiaries indebtedness (excluding indebtedness relating to our mortgage banking operations). Our subsidiary guarantors have also guaranteed our obligations under our credit facilities. At September 30, 2009, there were $20.4 million letter of credit obligations outstanding under our revolving credit facility and $225.0 million of outstanding term loans. Our subsidiaries are permitted to incur substantial additional liabilities in the future under the terms of our debt instruments. At September 30, 2009, our non-guarantor subsidiaries had total assets of $654.6 million (excluding $283.3 million of restricted cash and $68.3 million related to our mortgage banking operations).

Additionally, the exchange notes will be effectively subordinated to any secured indebtedness and other obligations we may incur to the extent of the collateral securing such obligations (other than collateral that also secures the exchange notes). As of September 30, 2009, assuming we had consummated of the Tender Offers as described under “Use of Proceeds” as of such date, the notes and guarantees would have been effectively junior to approximately $93.7 million of secured indebtedness (excluding indebtedness relating to our non-guarantor subsidiaries and mortgage banking operations). In addition, under certain circumstances, certain of our surety bonds can become secured obligations. We are permitted to incur additional secured indebtedness and other secured obligations, subject to limitations under the terms of the indenture. If we file for bankruptcy, liquidate or dissolve, to the extent the exchange notes are not fully secured, our assets (other than collateral that also secures the exchange notes) would be available to pay obligations in respect of the exchange notes only after we pay all of our secured indebtedness and other secured obligations. We may not have sufficient assets remaining to make any or all payments in respect of the exchange notes.

We may be unable to purchase the exchange notes upon a change of control as required by the indenture.

If a change of control occurs as described in the section “Description of Exchange Notes—Change of Control,” we will be required to offer to repurchase the exchange notes at 101% of their principal amount, together with all accrued and unpaid interest, if any. A change of control may also require us to offer to purchase our other outstanding indebtedness and cause a default under our credit facility. As of September 30, 2009, the maximum aggregate amount of indebtedness under our indentures and credit facility that we could be required to repurchase or repay upon a change of control was approximately $1,140.4 million (which reflects 101% of the principal amount of the outstanding notes and our other outstanding public notes and 100% of the indebtedness under our credit facility). If a purchase or repayment were required under the indentures for our debt, including the indenture governing the exchange notes, or under our credit facility, we can give no assurance that we would have sufficient funds to pay the purchase price for any or all debt that we are required to repurchase or repay. Our inability to purchase the exchange notes upon a change of control would constitute an event of default under the indenture which governs the exchange notes. The change of control feature of the outstanding notes and our other outstanding public notes could make it more difficult for a third party to acquire us, even if such an acquisition would be beneficial to you and our stockholders.

In addition, the definition of change of control in the indenture governing the notes includes the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under New York law, the law which governs the indenture. Accordingly, upon a sale of less than all of our assets, the ability of a holder of exchange notes to require us to repurchase such notes may be uncertain.

We could enter into significant transactions that would not constitute a change of control requiring us to repurchase the exchange notes, but that could adversely affect our risk profile.

The indenture governing the exchange notes requires us to offer to repurchase the exchange notes if we enter into a transaction that constitutes a change of control (as defined in the indenture). Nevertheless, we could in the future enter into transactions, such as acquisitions, refinancings, recapitalizations or highly leveraged transactions, that would not constitute a change of control requiring us to repurchase the exchange notes, but that could adversely affect our risk profile. Such transactions could alter our capital structure, including by increasing the amount of our indebtedness outstanding (to the extent permitted by our indentures and other debt agreements), alter the nature of our business, adversely affect our credit ratings, or otherwise adversely affect the holders of the exchange notes.

If the notes receive an investment grade rating, many of the covenants in the indenture governing the notes will be suspended, thereby reducing the protections for holders of the notes.

If at any time the notes receive investment grade ratings from both Moody’s Investor Services, Inc. and Standard & Poor’s Ratings Services, many of the covenants in the indenture governing the notes applicable to us and to our restricted subsidiaries, including the limitations on incurrence of additional debt and restricted payments, will be suspended. While these covenants will be reinstated if we fail to maintain investment grade ratings on the notes, during a suspension period, holders of the notes will not have the protection of these covenants and we will have greater flexibility to incur indebtedness, make restricted payments and sell assets. Moreover, if during a suspension period we take any action that would have violated these covenants if taken while such covenants were in effect, and subsequently the notes lose their investment grade ratings and the covenants are reinstated, such action will generally not give rise to a default under the indenture upon such reinstatement.

The guarantees by the subsidiary guarantors and pledges of equity by subsidiary pledgors may not be enforceable and, under specific circumstances, courts may void the guarantees and pledges and require noteholders to return payments received from the guarantors and subsidiary pledgors.

Although the notes will be guaranteed by certain of our subsidiaries and secured by a pledge of the equity of certain of our subsidiaries, a court could void or subordinate any guarantor’s guarantee, or a pledge of stock by any subsidiary pledgor, under fraudulent conveyance laws if existing or future creditors of any such guarantor or subsidiary pledgor were successful in establishing that:

•	such guarantee or pledge was incurred with fraudulent intent; or

•	such guarantor did not receive fair consideration or reasonably equivalent value for issuing its guarantee or pledge, as applicable; and

•	was insolvent at the time of the guarantee or pledge;

•	was rendered insolvent by reason of the guarantee or pledge;

•	was engaged in a business or transaction or about to engage in such business or transaction for which its assets constituted unreasonably small capital to carry on its business; or

•

intended to incur, or believed that it would incur, debt beyond its ability to pay such debt as it matured (as all of the foregoing terms may be defined in or interpreted under the relevant fraudulent transfer or conveyance statutes).

The measures of insolvency for purposes of determining whether a fraudulent conveyance occurred would vary depending upon the laws of the relevant jurisdiction and upon the valuation assumptions and methodology applied by the court. Generally, however, a company would be considered insolvent for purposes of the foregoing if:

•	the sum of the company’s debts, including contingent, unliquidated and unmatured liabilities, is greater than such company’s property at fair valuation; or

•	the present fair saleable value of the company’s assets is less than the amount that will be required to pay the probable liability on its existing debts as they become absolute and matured.

The guarantees of the exchange notes will contain a provision intended to limit each guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. However, this provision may not be effective to protect such guarantee, or an equity pledge by such guarantor, from being voided under fraudulent transfer law.

If a guarantee or pledge is avoided as a fraudulent conveyance or found to be unenforceable for any other reason, holders of the exchange notes will not have a claim against such guarantors or subsidiary pledgors and will only be a creditor of the remaining guarantors or subsidiary pledgors, if any, to the extent the guarantee and pledge of those guarantors or subsidiary pledgors are not set aside or found to be unenforceable.

The collateral may not be valuable enough to satisfy all the obligations secured by such collateral and, in certain circumstances, can be released without the consent of holders of the exchange notes.

We will secure our obligations under the exchange notes by the pledge of the stock of certain of our subsidiaries. We have previously pledged this collateral to secure the outstanding notes and our other senior notes and our credit facility indebtedness and it may be pledged to secure future senior obligations, without limit. After giving effect to the consummation of the Tender Offers as described under “Use of Proceeds,” approximately $1,015.3 million in principal amount of our debt (including the notes) would be secured on an equal and ratable basis by the collateral securing the notes. Each lien is of equal priority, meaning that all secured creditors will participate pro rata in any recovery on the collateral. No appraisal of the value of the collateral has been made in connection with the exchange offer, and the fair market value of the collateral is subject to fluctuations based on factors that include, among others, general economic conditions and similar factors. The amount to be received upon a sale of the collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the collateral at such time, the timing and the manner of the sale and the availability of buyers.

There may not be sufficient collateral to pay off all amounts we may borrow under our current secured indebtedness, the exchange notes and any additional indebtedness that we may incur that would be secured on the same basis as the exchange notes. Liquidating the collateral securing the exchange notes may not result in proceeds sufficient to pay any amounts due under the exchange notes and also pay any creditors with ratable liens. Also, in the event of a bankruptcy or similar proceeding, the value of the collateral may be insufficient to make the amounts due on the exchange notes and such other obligations fully secured claims. If the value of such collateral, or the proceeds of any sale of the collateral, are not sufficient to repay all amounts due on the exchange notes, the holders of the exchange notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only a senior unsecured, unsubordinated claim against the Company and the subsidiary guarantors’ remaining assets. In addition, as described under “Description of Exchange Notes—Release and Subordination of Collateral,” the security interests can be released without the consent of holders of the exchange notes in certain circumstances.

The exchange notes will be issued with original issue discount for U.S. federal income tax purposes.

The exchange notes will be issued with original issue discount for U.S. federal income tax purposes. Consequently, U.S. holders, regardless of the method of accounting they use, will generally be required to include such original issue discount in their income as it accrues for U.S. federal income tax purposes in advance of receipt of any payment on the exchange notes to which the income is attributable. See “Certain U.S. Federal Income Tax Considerations.”

If a bankruptcy petition were filed by or against us, holders of exchange notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the exchange notes.

The exchange notes will be issued with original issue discount for U.S. federal income tax purposes. If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code at any time after the issuance of the exchange notes, to the extent that our obligations under the exchange notes are not fully secured by the collateral, the claim by any holder of the exchange notes for the principal amount of the exchange notes may be limited to an amount equal to the sum of:

•	the original issue price for the outstanding notes (as determined under bankruptcy law); and

•

that portion of the original issue discount on the outstanding notes that does not constitute “unmatured interest” (as determined under bankruptcy law), or if greater up to the value of your interest in the collateral.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the exchange notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indenture, even if sufficient funds are available.

We cannot assure you that an active trading market for the exchange notes will exist if you desire to sell the exchange notes.

There is no existing public market for the outstanding notes or the exchange notes. We do not intend to list the exchange notes on any national exchange. The liquidity of a trading market in the exchange notes, if any, and future trading prices of the exchange notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. It is possible that the market for the exchange notes will be subject to disruptions which may have a negative effect on the holders of the exchange notes, regardless of our operating results, financial performance or prospects. As a result, we cannot assure you that you will be able to sell the exchange notes or that, if you can sell the exchange notes, you will be able to sell them at an acceptable price.

You may have difficulty selling any outstanding notes that you do not exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to hold outstanding notes subject to restrictions on their transfer. Those transfer restrictions are described in the indenture governing the notes and in the legend contained on the outstanding notes, and arose because we originally issued the outstanding notes under an exemption from the registration requirements of the Securities Act.

In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register under the Securities Act or under any state securities laws the outstanding notes that are not tendered in the exchange offer or that are tendered in the exchange offer but are not accepted for exchange.

If a substantial amount of the outstanding notes is exchanged for a like amount of exchange notes in the exchange offer, the liquidity of outstanding notes could be adversely affected. In addition, once the exchange offer is completed, holders of outstanding notes will no longer be entitled to exchange outstanding notes for notes that are registered or, except in certain limited situations pursuant to the registration rights agreement, to have those outstanding notes registered under the Securities Act. See “The Exchange Offer—Consequences of Failure to Exchange Outstanding Notes” for a discussion of additional consequences of failing to exchange your outstanding notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive outstanding notes in like principal amount. We will cancel all outstanding notes so received.

The net proceeds from the private placement of the outstanding notes was approximately $250.6 million. We used all of the net proceeds and cash on hand to repay $133,419,000 of our senior notes due 2010, $121,978,000 of our senior notes due 2011 and $3,417,000 of our senior notes due 2013, which were tendered and accepted for payment in tender offers made upon the terms and conditions of an offer to purchase dated September 10, 2009 (as amended and supplemented) that expired on October 7, 2009 (collectively, the “Tender Offers”).

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2009 (including the issuance of the outstanding notes):

•	on an actual basis; and

•	on an adjusted basis to reflect the cancellation of the notes accepted in the Tender Offers. See “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds” above as well as our “Managements Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, included in our annual report on Form 10-K for the year ended December 31, 2008 and our quarterly report on Form 10-Q for the quarter ended September 30, 2009.

	As of September 30, 2009
	Actual	As Adjusted
	(Dollars in thousands) (unaudited)
Debt:
Term Loan B due 2013	$225,000	$225,000
Secured project debt and other notes payable	96,816	96,816
6 1/2% Senior Notes due 2010	148,468	15,049
6 7/8% Senior Notes due 2011	170,597	48,619
6% Convertible Senior Subordinated Notes due 2012, net(1)	33,019	33,019
9 1/4% Senior Subordinated Notes due 2012, net(2)	70,308	70,308
7 3/4% Senior Notes due 2013, net	124,537 (3)	121,120	(4)
6 1/4% Senior Notes due 2014	150,000	150,000
7% Senior Notes due 2015	175,000	175,000
10 3/4% Senior Notes due 2016, net(5)	257,591	257,591
Mortgage banking facilities	38,798	38,798

Total debt	1,490,134	1,231,320

Stockholders’ equity:
Preferred Stock, $0.01 par value; 10,000,000 shares authorized; 450,829 shares issued and outstanding at September 30, 2009	5	5
Common Stock, $0.01 par value; 600,000,000 shares authorized; 105,119,880 shares issued and outstanding at September 30, 2009(6)	1,051	1,051
Additional paid-in capital	1,028,624	1,028,624
Accumulated deficit	(663,291)	(666,699	)(7)
Accumulated other comprehensive loss, net of tax	(16,798)	(16,798)

Total stockholders’ equity	349,591	346,183

Total capitalization	$1,839,725	$1,577,503

(1)	Represents accreted value, with principal amount of $45.6 million.
(2)	Represents accreted value, with principal amount of $70.5 million.
(3)	Represents accreted value, with principal amount of $125.0 million.
(4)	Represents accreted value, with principal amount of $121.6 million.
(5)	Represents accreted value, with principal amount of $280.0 million.
(6)	Excludes 21,139,556 shares of common stock reserved for issuance upon exercise of outstanding options.
(7)	The “as adjusted” accumulated deficit amount includes $3.4 million in after-tax loss related to the early extinguishment of debt arising out of the repurchase of our 2010 Notes, 2011 Notes and 2013 Notes pursuant to the Tender Offers.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The outstanding notes were issued on September 17, 2009 in a private placement to the initial purchasers of the outstanding notes by Standard Pacific Escrow LLC, a wholly-owned, indirect subsidiary of the Company. On October 8, 2009, Standard Pacific assumed the obligations of Standard Pacific Escrow LLC under the outstanding notes and the indenture governing the outstanding notes, the subsidiary guarantors guaranteed the obligations of Standard Pacific under the outstanding notes and the indenture, and Standard Pacific Escrow LLC was released from its obligations thereunder. In connection with the Company’s assumption of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes. Under the registration rights agreement, we agreed, among other matters, to file by January 6, 2010, a registration statement with the SEC for the exchange of the outstanding notes for notes registered under the Securities Act. This prospectus is a part of the registration statement we filed to satisfy that obligation. We also agreed to use commercially reasonable efforts to cause the registration statement to be declared effective by the SEC not later than 90 days after the filing date of the registration statement. We also agreed that, once such registration statement became effective, we would promptly commence the exchange offer. The summary of the registration rights agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the registration rights agreement. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms of the Exchange Offer; Expiration Time

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Subject to the terms and conditions in this prospectus and the letter of transmittal, we will accept for exchange outstanding notes that are validly tendered at or before the expiration time and are not properly withdrawn as permitted below. The expiration time for the exchange offer is 5:00 p.m., New York City time, on Wednesday, January 13, 2010, or such later date and time to which we, in our sole discretion, extend the exchange offer.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration time;

•	if any one of the conditions set forth below under “—Conditions to the Exchange Offer” has not been satisfied, to terminate the exchange offer and not accept any outstanding notes for exchange; and

•	to amend the exchange offer in any manner.

We will give oral or written notice of any extension, delay, non-acceptance, termination, or amendment as promptly as practicable, with written confirmation of any oral notice to be given promptly thereafter, by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time. The notice of extension will disclose the aggregate principal amount of the outstanding notes that have been tendered as of the date of such notice.

In the event of any material change in the terms of the offer, we will extend the offering period if necessary so that at least five business days remain in the offering period following notice of the material change.

During an extension, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us, upon expiration of the exchange offer, unless properly withdrawn.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

How to Tender Outstanding Notes for Exchange

Only a record holder of outstanding notes may tender in the exchange offer. When the holder of outstanding notes tenders and we accept outstanding notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who desires to tender outstanding notes for exchange must, at or prior to the expiration time:

•

transmit a properly completed and duly executed letter of transmittal, the outstanding notes being tendered and all other documents required by such letter of transmittal, to The Bank of New York Mellon Trust Company, N.A., the exchange agent, at the address set forth below under the heading “—The Exchange Agent”; or

•

if outstanding notes are tendered pursuant to the book-entry procedures set forth below, an agent’s message must be transmitted by The Depository Trust Company (“DTC”), to the exchange agent at the address set forth below under the heading “—The Exchange Agent,” and the exchange agent must receive, at or prior to the expiration time, a confirmation of the book-entry transfer of the outstanding notes being tendered into the exchange agent’s account at DTC, along with the agent’s message; or

•

if time will not permit the required documentation to reach the exchange agent before the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, the holder may effect a tender by complying with the guaranteed delivery procedures described below.

The term “agent’s message” means a message that:

•	is transmitted by DTC;

•	is received by the exchange agent and forms a part of a book-entry transfer;

•

states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by, and makes each of the representations and warranties contained in, the letter of transmittal; and

•	states that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letter of transmittal or agent’s message, and all other required documents to the exchange agent is at the election and sole risk of the holder. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal must be guaranteed unless the outstanding notes surrendered for exchange are tendered:

•	by a holder of outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•

for the account of a recognized member in good standing of a Medallion Signature Guarantee Program recognized by the exchange agent, such as a firm which is a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or certain other eligible institutions as that term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), each of the foregoing being referred to herein as an “eligible institution.”

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If outstanding notes are registered in the name of a person other than the person who signed the letter of transmittal, the outstanding notes tendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the registered holder’s signature guaranteed by an eligible institution.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal, any outstanding notes, any notice of withdrawal or any instruments of transfer such persons should so indicate when signing, and must submit proper evidence satisfactory to us of such person’s authority to so act unless we waive this requirement.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), and acceptance of outstanding notes tendered for exchange and all other required documents. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note not validly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful;

•	waive any defects or irregularities or conditions of the exchange offer as to all or any particular outstanding notes, either before or after the expiration time; and

•	determine the eligibility of any holder who seeks to tender outstanding notes in the exchange offer.

Our determinations, either before or after the expiration time, under and of the terms and conditions of, the exchange offer, including the letter of transmittal and the instructions to it, or as to any questions with respect to the tender of any outstanding notes, will be final and binding on all parties. To the extent we waive any conditions to the exchange offer, we will waive such conditions as to all outstanding notes. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of us incur any liability for failure to give such notification.

If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to exchange your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct it to exchange on your behalf.

WE MAKE NO RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING NOTES AS TO WHETHER TO EXCHANGE OR REFRAIN FROM EXCHANGING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER. IN ADDITION, WE HAVE NOT AUTHORIZED ANYONE TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION AS TO WHETHER TO EXCHANGE THEIR OUTSTANDING NOTES PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO EXCHANGE, AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITIONS AND REQUIREMENTS.

Book-Entry Transfers

Any financial institution that is a participant in DTC’s system must make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program, known as ATOP. Such participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent's account at DTC and then send to the exchange agent confirmation of such book-entry transfer.

The confirmation of such book-entry transfer will include an agent’s message or a validly completed and executed letter of transmittal. The letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must be transmitted to and received by the exchange agent at the address set forth below under “—The Exchange Agent” at or prior to the expiration time of the exchange offer, or the holder must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit such holder’s outstanding notes or other required documents to reach the exchange agent at or before the expiration time, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•

at or prior to the expiration time, the exchange agent receives from an eligible institution a validly completed and executed notice of guaranteed delivery, substantially in the form accompanying this prospectus, by facsimile transmission, mail, or hand delivery, setting forth the name and address of the holder of the outstanding notes being tendered and the amount of the outstanding notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees, or an agent’s message, and any other documents required by the letter of transmittal, will be transmitted to the exchange agent; and

•

the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent’s message and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery must be received at or prior to the expiration time.

Withdrawal Rights

You may withdraw tenders of your outstanding notes at any time at or prior to the expiration time.

For a withdrawal to be effective, a written notice of withdrawal, by facsimile or by mail, must be received by the exchange agent, at the address set forth below under “—The Exchange Agent,” at or prior to the expiration time. Any such notice of withdrawal must:

•	specify the name of the person having tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes;

•

where certificates for outstanding notes were transmitted, specify the name in which such outstanding notes are registered, if different from that of the withdrawing holder, and the serial numbers of the particular certificates to be withdrawn;

•

where outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC; and

•

bear the signature of the holder in the same manner as the original signature on the letter of transmittal, if any, by which such outstanding notes were tendered, with such signature guaranteed by an eligible institution, unless such holder is an eligible institution.

We will determine all questions as to the validity, form, and eligibility (including time of receipt) of such notices and our determination will be final and binding on all parties. Any tendered outstanding notes properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn notes may be re-tendered by following one of the procedures described under “—How to Tender Outstanding Notes for Exchange” above at any time at or prior to the expiration time.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

All of the conditions to the exchange offer must be satisfied or waived at or prior to the expiration of the exchange offer. Promptly following the expiration time we will accept for exchange all outstanding notes validly tendered and not properly withdrawn as of such date. We will promptly issue exchange notes for all validly tendered outstanding notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes for exchange when, as, and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note, the issuance of which is registered under the Securities Act, having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Registered holders of exchange notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date through which interest has been paid on the outstanding notes, or if no interest has been paid, from the original issue date of the outstanding notes. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer.

If we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged outstanding notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged outstanding notes will be credited to an account maintained with DTC. We will return the outstanding notes or have them credited to DTC promptly after the withdrawal, rejection of tender or termination of the exchange offer, as applicable.

Conditions to the Exchange Offer

The exchange offer is not conditioned upon the tender of any minimum principal amount of outstanding notes. Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer, by oral or written notice to the exchange agent or by a timely press release, if at any time before the expiration of the exchange offer, any of the following circumstances or events occur and are not waived:

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency challenging the exchange offer or that we determine in good faith might be expected to prohibit or materially impair our ability to proceed with the exchange offer;

•

any stop order is threatened or in effect with respect to either (1) the registration statement of which this prospectus forms a part or (2) the qualification of the indenture governing the notes under the Trust Indenture Act of 1939, as amended; or

•

any law, rule or regulation is enacted, adopted, proposed, enforced, or interpreted that we determine in good faith might be expected to prohibit or impair our ability to proceed with the exchange offer or to materially impair the contemplated benefits of the exchange offer.

The condition that none of the foregoing circumstances or events have occurred is for the sole benefit of the Company and may be asserted by it in its sole discretion, regardless of the circumstances giving rise to such circumstances or events, and the occurrence of any circumstance or event may be waived by the Company, in whole or in part, in its sole discretion, whether or not any other circumstance or event is also waived. The Company has not made a decision as to what circumstances would lead it to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by the Company concerning the circumstances or events described in this section shall be final and binding upon all holders of the outstanding notes. The rights of the Company hereunder will be deemed an ongoing right which may be asserted at any time and from time to time by the Company prior to the expiration time.

Accounting Treatment

For accounting purposes, we will not recognize gain or loss upon the issuance of the exchange notes for outstanding notes. We will amortize expenses incurred in connection with the issuance of the exchange notes over the term of the exchange notes.

Fees and Expenses

We will not make any payment to brokers, dealers, or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees;

•	legal fees of one counsel for the holder of the outstanding notes;

•	printing fees; and

•	related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the holder must pay these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of or exemption from, these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

The Exchange Agent

We have appointed The Bank of New York Mellon Trust Company, N.A. as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance with respect to the procedures for the exchange offer, requests for additional copies of this prospectus or the letter of transmittal and requests for notices of guaranteed delivery should also be directed to the exchange agent at the address below:

Deliver to:

By Mail, by Courier, or by Hand:

The Bank of New York Mellon Trust

Company

Corporate Trust Department

Reorganization Unit

101 Barclay Street – 7 East

New York, New York 10286

By Facsimile Transmission (for eligible institutions only):	Confirm Facsimile Transmission
(212) 298-1915	(212) 815-5098

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above will not constitute a valid delivery.

Consequences of Failure to Exchange Outstanding Notes

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture and the legend contained on the outstanding notes regarding the transfer restrictions of the outstanding notes. In general, outstanding notes, unless the transfer is registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Unless obligated to file a shelf registration statement pursuant to the registration rights agreement, we do not currently anticipate that we will take any action to register under the Securities Act or under any state securities laws the outstanding notes that are not tendered in the exchange offer or that are tendered in the exchange offer but are not accepted for exchange.

Holders of the exchange notes and any outstanding notes that remain outstanding after consummation of the exchange offer will vote together as a single series for purposes of determining whether holders of the requisite percentage of the notes have taken certain actions or exercised certain rights under the indenture.

Consequences of Exchanging Outstanding Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the exchange notes issued in the exchange offer may be offered for sale, resold, or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. However, based on interpretations of the staff of the SEC, as set forth in a series of no-action letters issued to third parties, we believe that the exchange notes may be offered for resale, resold, or otherwise transferred by holders of those exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the exchange notes issued in the exchange offer are acquired in the ordinary course of the holder’s business;

•	the holder has no arrangement or understanding with any person to participate, and are not participating, in the distribution of the exchange notes within the meaning of the Securities Act;

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 of the Securities Act and as interpreted by the SEC;

•	the holder is not holding outstanding notes that have, or that are reasonably likely to have, the status of an unsold allotment in the initial offering of the outstanding notes;

•	if the holder is not a broker-dealer, the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes; and

•	if such a holder is a broker-dealer, such broker-dealer will receive the exchange notes for its own account in exchange for outstanding notes and that:

•	such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

•

it will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of exchange notes, and will comply with the applicable provisions of the Securities Act with respect to resale of any exchange notes. (In no-action letters issued to third parties, the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of outstanding notes) by delivery of the prospectus relating to the exchange offer). See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Each holder participating in the exchange offer will be required to furnish us with a written representation in the letter of transmittal that they meet each of these conditions and agree to these terms.

However, because the SEC has not considered the exchange offer for the outstanding notes in the context of a no-action letter, we cannot guarantee that the staff of the SEC would make similar determinations with respect to the exchange offer. If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

Any holder that is an affiliate of ours or that tenders outstanding notes in the exchange offer for the purpose of participating in a distribution:

•

may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan, Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

The exchange notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the exchange notes. We currently do not intend to register or qualify the sale of the exchange notes in any state.

Filing of Registration Statements

Under the registration rights agreement we agreed, among other matters, that if:

•	due to any change in applicable law or interpretations thereof by the SEC’s staff, we are not permitted to consummate the exchange offer as contemplated by the registration rights agreement;

•	for any other reasons, the exchange offer is not consummated by May 21, 2010;

•

any initial purchaser so requests with respect to any outstanding notes that are not eligible to be exchanged for exchange notes in the exchange offer and that are held by such initial purchaser following the consummation of the exchange offer;

•

any holder of the outstanding notes (other than an initial purchaser) is not eligible to participate in the exchange offer or does not receive freely transferable exchange notes in the exchange offer; or

•

in the case of any initial purchaser that participates in the exchange offer or otherwise acquires exchange notes pursuant to certain terms of the registration rights agreement, such initial purchaser does not receive freely transferable exchange notes in exchange for outstanding notes constituting any portion of an unsold allotment (it being understood that the requirement that an initial purchaser deliver a prospectus containing the information required by Item 507 or 508 of Regulation S-K under the Securities Act in connection with sales of exchange notes acquired in exchange of such outstanding notes shall not result in exchange notes not being “freely transferable”);

then we will file with the SEC a shelf registration statement to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

If obligated to file the shelf registration statement, we will as promptly as possible (but in no event more than 60 days after so required or requested) file the shelf registration statement with the SEC and use commercially reasonable efforts to cause the shelf registration statement to be declared effective by the SEC on or prior to 90 days after such obligation arises.

If the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of outstanding notes during the periods specified in the registration rights agreement (except with respect to permitted suspension periods as provided therein), then we will pay additional interest as described below to each holder of affected outstanding notes on the terms provided in the registration rights agreement.

Holders of notes desiring to sell eligible notes under the shelf registration statement will be required to agree to be bound by the provisions of the registration rights agreement and deliver certain information to be used in connection with the shelf registration statement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding additional interest set forth below. Each holder of notes covered by a registration statement will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in such registration statement. Holders of notes will also be required to suspend their use of the prospectus included in any registration statement under certain circumstances upon receipt of notice to that effect from us.

Although we intend, if required, to file the shelf registration statement, we cannot assure you that the shelf registration statement will be filed or, if filed, that it will become or remain effective.

Additional Interest

The registration rights agreement provides that in the event any of the following events occur, each referred to herein as a “registration default,” we will pay additional interest on the affected outstanding notes and any transfer restricted notes (as defined in the registration rights agreement):

•

neither the registration statement relating to the exchange offer nor a shelf registration statement has been filed with the SEC by the 90th day following October 8, 2009 (the “Refinancing Completion Date”);

•	neither the exchange offer registration statement nor the shelf registration statement is declared effective by the SEC by the 180th day following the Refinancing Completion Date;

•	the exchange offer has not been consummated by the 225th day following the Refinancing Completion Date; or

•	the shelf registration statement has not been declared effective on or prior to the 90th day after our obligation to file arises;

•

any registration statement required by the registration rights agreement is filed and declared effective but thereafter ceases to be effective or the related prospectus becomes unusable (except as specifically permitted therein) in connection with resales of transfer restricted notes during the periods specified in the registration rights agreement.

The additional interest will accrue on the principal amount of the affected outstanding notes and exchange notes (in addition to the stated interest on the outstanding notes and exchange notes) from and including the date on which any such registration default shall occur to but excluding the date on which all registration defaults have been cured or are no longer continuing. Additional interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of such registration default and at a rate of 0.50% per annum thereafter (without duplication).

The foregoing descriptions are summaries of certain provisions of the registration rights agreement, including those provisions relating to additional interest. They do not restate the registration rights agreement in its entirety. We urge you to read the registration rights agreement, which is an exhibit to the registration statement of which this prospectus forms a part and can also be obtained from us. See “Where You Can Find More Information.”

DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Credit Facility and Term Loans

As of September 30, 2009, we had a revolving credit facility (“Revolver”) with approximately $20.4 million in letters of credit outstanding and $29.6 million of remaining letter of credit commitment and a $225 million term loan (“Term Loan B” and, collectively with the Revolver, the “Credit Facilities”). During the quarter ending September 30, 2009, we repaid in full and terminated our Term Loan A and amended the Credit Facilities. Pursuant to the amendment, among other things, the Company reduced the total commitment under the Revolver from $361.4 million to $50 million, with future extensions of credit under the Revolver limited to the issuance of letters of credit, and agreed to cash collateralize all current and future letters of credit. In addition, the covenants contained in the Credit Facilities were modified to, among other things, eliminate most negative covenants (including those limiting liens, incurrence and prepayment of indebtedness, payment of dividends, disposition of properties, investments, and transactions with affiliates). The liquidity test requiring the Company to maintain either a minimum ratio of cash flow from operations to consolidated home building interest incurred or a minimum interest reserve was also eliminated and replaced with a financial covenant requiring the Company to either (i) maintain either a minimum ratio of cash flow from operations to consolidated homebuilding interest incurred, a minimum ratio of home building EBITDA to consolidated home building interest incurred or a maximum ratio of combined net home building debt to consolidated tangible net worth or (ii) pay a fee equal to 50 basis points per quarter on the outstanding principal amount of the Term Loan B and prepay, on a quarterly basis, an aggregate principal amount of $7.5 million of the Term Loan B. As of September 30, 2009, we were in compliance with the cash flow coverage and leverage financial covenants contained in the Credit Facilities.

Senior and Senior Subordinated Notes

As of September 30, 2009, we had $1,129.5 million of senior and senior subordinated notes outstanding (the “Notes”). The Notes contain certain restrictive covenants, including a limitation on additional indebtedness and a limitation on restricted payments. Under the limitation on additional indebtedness, we are permitted to incur specified categories of indebtedness but are prohibited, aside from those exceptions, from incurring further indebtedness if we do not satisfy either a leverage condition or an interest coverage condition. As of September 30, 2009, we were unable to satisfy either condition. As a result, our ability to incur further indebtedness is limited. Exceptions to this limitation include new borrowings of up to $550 million under bank credit facilities, non-recourse purchase money indebtedness (subject to available borrowing sources) and indebtedness incurred for the purpose of refinancing or repaying existing indebtedness.

Under the limitation on restricted payments, we are also prohibited from making restricted payments (which include investments in and advances to our joint ventures and other unrestricted subsidiaries), if we do not satisfy either the leverage condition or interest coverage condition. As of September 30, 2009, we were unable to satisfy either condition. Our ability to make restricted payments is also subject to a basket limitation. Our unrestricted subsidiaries are not subject to this prohibition. As of September 30, 2009, we had approximately $387.3 million of cash in our unrestricted subsidiaries available to fund our joint venture capital requirements and to take actions that would otherwise constitute prohibited restricted payments.

Senior Subordinated Convertible Notes

As of September 30, 2009, we had $45.6 million of Senior Subordinated Convertible Notes due 2012 outstanding (the “Convertible Notes”). In connection with the adoption of APB No. 14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP 14-1”), we reclassified a portion of our Convertible Notes to stockholders equity and the remaining principal amount will be accreted to its redemption value of $45.6 million over the remaining term of these notes. FSP 14-1 also requires the restatement of the principal amount for any prior periods in which the Convertible Notes are outstanding.

Transactions Impacting Senior and Senior Subordinated Notes

In addition to the issuance of the outstanding notes, during the three months ended September 30, 2009, we entered into three privately negotiated transactions pursuant to which we repurchased at a discount $32.8 million principal amount of the Convertible Notes in exchange for an aggregate of 7.6 million shares of the Company’s common stock. The Convertible Notes were exchanged at a discount to their par value at an effective common stock issuance price of $4.30 per share.

Secured Project Debt and Other Notes Payable

At September 30, 2009, we had approximately $88.8 million outstanding in secured project debt that was assumed in connection with the unwinding of four joint ventures. As of the date hereof, the current maturity dates of these loans range from February 2010 to March 2011.

At September 30, 2009, we had approximately $8.0 million outstanding in other notes payable. Our other notes payable consist of purchase money mortgage financing and community development district and similar assessment district bond financings used to finance land development and infrastructure costs for which we are responsible.

Joint Venture Loans

In connection with our land development and homebuilding joint ventures we have typically obtained secured acquisition, development and construction financing intended to reduce the use of funds from corporate financing sources. Over the last several years both the number of joint ventures in which we participate and the dollar value of loans outstanding with respect to these joint ventures have been significantly reduced. As of September 30, 2009, we held interests in 8 active joint ventures which had a total of approximately $45.2 million of recourse debt (three joint ventures) and $225.4 million of non-recourse debt (one joint venture) outstanding.

DESCRIPTION OF EXCHANGE NOTES

The exchange notes are to be issued under an indenture (as amended by the supplemental indenture, the “Indenture”), dated as of September 17, 2009, among Standard Pacific Corp., the Guarantors (as defined below) and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The exchange notes will be obligations of Standard Pacific and the Guarantors. The Indenture was initially entered into between Standard Pacific Escrow LLC (“Escrow LLC”) and the Trustee and the notes were initially issued by Escrow LLC. As of October 8, 2009 (the “Refinancing Completion Date”), Standard Pacific and the Guarantors became parties to the Indenture and Escrow LLC was released from its obligations under the Indenture and the outstanding notes and the Indenture and the outstanding notes became obligations solely of Standard Pacific, which obligations were guaranteed by the Guarantors.

As used in this “Description of Exchange Notes,” the term “Standard Pacific” refers to Standard Pacific Corp. and not any of its Subsidiaries. References to the “Company,” “we,” “us,” or “our” in this “Description of Exchange Notes” refer only to Standard Pacific and not to any of its Subsidiaries. The term “notes” refers collectively to the outstanding notes and the exchange notes. Certain terms used in the following description are defined under “—Certain Definitions” below. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference.

The terms of the exchange notes are substantially identical to the terms of the outstanding notes in all material respects, including interest rates and maturity, except that the exchange notes (i) will not contain transfer restrictions and registration rights that relate to the outstanding notes and (ii) will not contain provisions relating to the payment of additional interest to be paid to the holders of outstanding notes under circumstances related to the registration of the notes.

The outstanding notes and the exchange notes will constitute a single class of securities under the Indenture and therefore will vote together as a single class for purposes of determining whether holders of the requisite percentage in principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the Indenture.

The following is a summary of the material provisions of the Indenture and the registration rights agreement. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The following summary does not purport to be complete and is qualified in its entirety by reference to the Indenture and the registration rights agreement. You are referred to the Indenture and the Trust Indenture Act for a statement thereof. We urge you to read the Indenture and the registration rights agreement. A copy of the Indenture and the registration rights agreement may be obtained from the Company at the Company’s address set forth under “Where You Can Find More Information.”

General

The exchange notes will:

•	be general secured obligations of the Company;

•	rank equally in right of payment with all existing and future general obligations of the Company (except for current and future obligations that may be subordinated to the exchange notes);

•

initially be secured, on an equal and ratable basis, subject to permitted liens, with Indebtedness under the Bank Credit Facilities, the outstanding notes and the Other Senior Public Notes, by a pledge of the stock of certain of our subsidiaries;

•

be effectively subordinated to any secured obligations of the Company to the extent of the value of the collateral securing such obligations (other than collateral that also secures the exchange notes);

•	be structurally subordinated to obligations of subsidiaries of the Company that are not Guarantors;

•	be guaranteed by each subsidiary of Standard Pacific that is a guarantor of Standard Pacific’s obligations under the outstanding notes and Other Public Notes on a senior basis;

•	mature on September 15, 2016; and

•	initially be limited to $280.0 million aggregate principal amount, subject to the Company’s ability to issue Additional Notes (as defined below).

The Guarantees will:

•	be general unsecured obligations of the Guarantors;

•	be effectively subordinated to any secured obligations of a Guarantor to the extent of the value of the collateral securing such obligations; and

•	be structurally subordinated to obligations of any subsidiaries of a Guarantor that are not themselves Guarantors.

Under the Indenture, subject to our compliance with the covenant described under “—Certain Covenants—Limitation on Additional Indebtedness,” the Company may “reopen” the notes and issue additional notes (“Additional Notes”) without the consent of the holders of the notes.

Since our operations are currently conducted in part through subsidiaries, the cash flow and the consequent ability to service our debt, including the notes, are dependent, in part, upon the earnings of our subsidiaries and the distribution of those earnings to us, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Certain laws also restrict the ability of our subsidiaries to pay us dividends or make loans and advances to us. Except to the extent these restrictions do not apply to subsidiaries that are Guarantors, we would not be able to use the earnings of those subsidiaries to make payments on the notes. Furthermore, under certain circumstances, bankruptcy “fraudulent conveyance” laws or other similar laws could invalidate the Guarantees. If this were to occur, we would also be unable to use the earnings of these Guarantors to the extent they face restrictions on distributing funds to us. Any of the situations described above could make it more difficult for us to service our debt. Claims of creditors of any subsidiaries that are not Guarantors, including trade creditors and creditors holding Indebtedness or guarantees issued by such subsidiaries, and claims of preferred stockholders of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the notes. Accordingly, the notes and each Guarantee will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such subsidiaries that are not Guarantors.

At September 30, 2009, the total indebtedness of our subsidiaries (excluding indebtedness related to the Guarantors and mortgage banking operations) were approximately $92.6 million, including trade payables. Although the Indenture limits the incurrence of Indebtedness of certain of our Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain Covenants—Limitation on Additional Indebtedness.”

Each note will bear interest at the rate of 10.750% per annum from September 17, 2009. Interest on the notes will be payable on each March 15 and September 15 (each an “Interest Payment Date”), commencing March 15, 2010, to holders of record at the close of business on the March 1 and September 1 immediately preceding such Interest Payment Date. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Optional Redemption

The notes will be redeemable at the option of the Company, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each holder of notes to be redeemed. The notes will be redeemable at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum, as determined by the Quotation Agent, as defined below, of 100% of the present values of the principal amount of the notes to be redeemed and the remaining scheduled payments of interest thereon from the redemption date to the maturity date of the notes to be redeemed, exclusive of interest accrued to the redemption date, which we refer to as the “Remaining Life,” discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of 30-day months) at the Treasury Rate, as defined below, plus 75 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the Remaining Life.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer appointed by the Company.

“Reference Treasury Dealer” means Citigroup Global Markets Inc. and its successors; provided, however, that if the foregoing ceases to be a primary U.S. Government securities dealer in New York City, a “primary treasury dealer,” the Company will substitute therefor another primary treasury dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the stated maturity, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

If less than all of the notes are to be redeemed, the Trustee will select the notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate. If money sufficient to pay the redemption price of and accrued interest on all of the notes (or portions thereof) to be redeemed on the redemption date is deposited with the Trustee or paying agent on or before 11:00 a.m. (New York City time) on the redemption date and certain other conditions are satisfied, then on and after such redemption date, interest will cease to accrue on such notes (or such portion thereof) called for redemption.

The Company may at any time, and from time to time, purchase the notes at any price or prices in the open market or otherwise.

Guarantees

Each subsidiary of Standard Pacific that is a guarantor of Standard Pacific’s obligations under the outstanding notes and the Other Public Notes will unconditionally, jointly and severally, and irrevocably guarantee (each such guarantee a “Guarantee”), on a senior basis, punctual payment when due whether at stated maturity or otherwise, by acceleration or otherwise, of all obligations of the Company under the Indenture and the exchange notes, whether for payment of principal of, or interest on the exchange notes, or otherwise. The obligations of Standard Pacific of Orange County, Inc. under its Guarantee will be secured by the equity interests it holds in Standard Pacific of Walnut Hills, Inc. and Talega Associates, LLC. See “—Pledge Agreement,” below. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. There can be no assurance that such limitation would be enforced by a court considering the issue. If notwithstanding such limitation a Guarantee of a Guarantor were avoided, the notes would be structurally subordinated to the obligations of such Guarantor. See “Risk Factors—The guarantees by the subsidiary guarantors and pledges of equity by subsidiary pledgors may not be enforceable and, under specific circumstances, courts may void the guarantees and pledges and require noteholders to return payments received from the guarantors and subsidiary pledgors.” Each Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective adjusted net assets (as defined) of all the Guarantors at the time of such payment.

As described under “—Certain Covenants—Future Subsidiary Guarantors,” any Restricted Subsidiary that guarantees certain Indebtedness also will be required to provide a Guarantee of the notes and the Indenture.

The Guarantee of a Guarantor will be released upon:

(a)	the sale or disposition (whether by merger, stock purchase, asset sale or otherwise) of a Guarantor (or all or substantially all its assets or its Capital Stock) to an entity which is not (after giving effect to such transaction) a Restricted Subsidiary or the Company and which sale or disposition is in compliance with the terms of the Indenture;

(b)	defeasance of the notes, as provided under the heading “—Defeasance”;

(c)	any Restricted Subsidiary ceasing to be a Restricted Subsidiary as a result of the Company, directly or indirectly, owning less than 80% of such Subsidiary;

(d)	any Guarantor ceasing to guarantee all Other Public Notes and any other notes issued by the Company under an indenture or comparable documents to indentures used in jurisdictions outside of the United States; or

(e)	the designation of any Guarantor as an Unrestricted Subsidiary in accordance with the terms of the Indenture;

and in each such case such Guarantor shall be deemed automatically and unconditionally released and discharged from all the Guarantor’s obligations under the Guarantee with respect to the notes without any further action required on the part of the Guarantor, the Company, the Trustee or any holder of the notes. In the event of a transfer of all or substantially all of the assets or Capital Stock of such Guarantor, unless required pursuant to the Indenture, the Person acquiring such assets or stock of such Guarantor shall not be subject to the Guarantor’s obligations under the Guarantee.

An Unrestricted Subsidiary that is a Guarantor shall be deemed automatically and unconditionally released and discharged from all obligations under its Guarantee with respect to the notes upon notice from the Company to the Trustee to such effect, without any further action required on the part of the Guarantor, the Company, the Trustee or any holder of the notes.

Security

The exchange notes will be initially secured, on an equal and ratable basis with our obligations under the Bank Credit Facilities, the outstanding notes and the Other Public Notes (other than the Subordinated Notes), by a pledge of the stock of certain of our subsidiaries. The pledge in favor of the lenders under the Bank Credit Facilities may be released by such lenders in certain circumstances or may be terminated when all obligations in respect of the pledge have been paid in full, and in either case, the pledge securing the exchange notes (and the outstanding notes and the Other Senior Public Notes) will be automatically released.

Pledge Agreement

Each pledgor under the Pledge Agreement pledges, assigns and grants to the Collateral Agent, for the equal and ratable benefit of the Creditors (as defined therein), a lien on the collateral specified therein. Such collateral includes Standard Pacific’s equity interests in Standard Pacific of Arizona, Inc., Standard Pacific of Las Vegas, Inc., Standard Pacific of South Florida GP, Inc., Westfield Homes USA, Inc., Standard Pacific of Texas, Inc. and Standard Pacific of Tonner Hills, LLC, as well as Standard Pacific of Orange County, Inc.’s equity interests in Talega Associates, LLC and Standard Pacific of Walnut Hills, Inc. The Pledge Agreement secures, subject to certain limitations set forth in the Pledge Agreement and the Intercreditor Agreement, Standard Pacific’s obligations under the Bank Credit Facilities, certain Hedge Obligations (as defined in the Pledge Agreement), the notes and the Other Senior Public Notes. The Pledge Agreement, and the collateral thereunder, may secure additional obligations of the Company and its subsidiaries in the future. Only the Collateral Agent may exercise remedies under the Pledge Agreement. The pledged collateral may be released under certain circumstances without the consent of the holders of the notes. The Pledge Agreement may be terminated without the consent of the holders of the notes when all obligations under the Term Loan B Facility have been paid in full as long as no Event of Default has occurred and is continuing.

Intercreditor Agreement

In connection with the pledge of Collateral under the Pledge Agreement, to secure the notes on an equal and ratable basis with the other obligations secured by the Pledge Agreement, the Trustee became a party to the Intercreditor Agreement.

The Intercreditor Agreement sets forth, among other things, the agreement of creditor representatives (which include the agent under the Bank Credit Facility and the trustees for the Other Senior Public Notes and the Trustee) on behalf of their respective groups of creditors and the holders of the notes, that the liens granted to the Collateral Agent shall be for the equal, ratable and pari passu benefit of such groups. The Intercreditor Agreement provides procedures pursuant to which additional indebtedness of the Company, such as the indebtedness represented by the notes, may be secured by the Collateral. The amount of any such additional indebtedness is not limited by the terms of the Intercreditor Agreement.

A Trigger Event under the Intercreditor Agreement consists of either (i) a bankruptcy, insolvency or similar event with respect to Standard Pacific or any of its Subsidiaries having assets in excess of $100 million (subject to certain grace periods in the case of an involuntary bankruptcy), or (ii) the actual acceleration of obligations secured by the Collateral in a principal amount in excess of $100 million. Upon the occurrence of a Trigger Event, the creditor representative of any creditor group that asserts the Trigger Event may unilaterally direct the Collateral Agent in writing to proceed to enforce the liens granted in its favor (an “Enforcement Order”), whereupon the creditor representatives are required to form a committee of the creditor representatives to determine the order and manner in which the remedies of the Collateral Agent shall be exercised. The Intercreditor Agreement provides that no creditor or creditor representative will be permitted to exercise any remedy provided by the Pledge Agreement or by law or equity for the purpose of realizing upon the liens in the Collateral unless (i) an Enforcement Order was provided to the Collateral Agent and the Collateral Agent failed to act within 30 days, or (ii) all creditor representatives consent in writing.

The Intercreditor Agreement provides that (unless otherwise specifically provided in the Intercreditor Agreement or required by applicable law) money received from the enforcement of any lien under the Pledge Agreement be applied by the Collateral Agent to the ratable payment of the Qualified Obligations (as defined in the Intercreditor Agreement) (or to be held as Collateral for Qualified Obligations not yet due and payable) but only after payment (i) to the Collateral Agent (in such capacity and not as a creditor representative) in an amount equal to its costs, fees and expenses (including attorney’s fees) under the Intercreditor Agreement, and (ii) to each creditor or creditor representative which has advanced funds to the Collateral Agent in respect of certain specified costs, expenses and indemnities of the Collateral Agent, ratably in accordance with the amounts so advanced.

The Intercreditor Agreement provides that in the event of certain bankruptcy or insolvency proceedings, the Collateral Agent (acting on the instructions of the Majority Representatives (as defined in the Intercreditor Agreement, generally a majority in principal amount of the outstanding Qualified Obligations)) shall represent all creditors in connection with all matters directly relating solely to the Collateral, including, without limitation, use, sale or lease of Collateral, use of cash collateral, relief from the automatic stay and adequate protection. Proceeds of any Collateral received by any creditor as a result of or during any Bankruptcy Proceeding are required to be delivered to the Collateral Agent for distribution in accordance with the Intercreditor Agreement (as described in the preceding paragraph).

Release and Subordination of Collateral

Subject to the next succeeding paragraph, Collateral may be released from the lien and security interest created by the Collateral Documents at any time or from time to time at the sole cost and expense of the Company only as expressly permitted by the Collateral Documents. The Collateral Documents provide for such release, without any consent from the holders of the notes, upon, among other things, (i) the authorization of the agent under the Term Loan B Credit Agreement, and (ii) sales of Collateral permitted under the Pledge Agreement. In addition, Collateral comprising shares of a subsidiary of the Company may be released upon satisfaction of certain collateral coverage requirements specified in the Pledge Agreement.

In addition, liens in respect of the notes may be released upon the request of the Company and the Guarantors pursuant to an officers’ certificate certifying that all conditions precedent under the Indenture have been met, and without the consent of any holder of the notes, the Company and the Guarantors will be entitled to releases of the liens securing the notes under any one or more of the following circumstances:

(i)	payment in full of the principal of, accrued and unpaid interest and premium, if any, on the notes and any other obligations in respect of the notes;

(ii)	with the consent of at least 75% in aggregate principal amount of the notes;

(iii)	upon satisfaction and discharge in respect of the notes; or

(iv)	upon defeasance of the notes, as provided under the heading “—Defeasance.”

The release of any Collateral from the lien of any Collateral Document or the subordination of any lien of any Collateral Document shall not be deemed to impair such lien or the Collateral under the Collateral Documents in contravention of the provisions of the Indenture or such Collateral Document if and to the extent the Collateral or lien is released or subordinated pursuant to, and in accordance with, the Indenture and such Collateral Document.

Change of Control

Upon the occurrence of a Change of Control, each holder of notes shall have the right to require that the Company repurchase all or a portion of such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), in accordance with the provisions of the next paragraph.

Within 30 days following any Change of Control, the Company shall mail a notice to each holder of notes with a copy to the Trustee stating:

•

that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount outstanding at the repurchase date plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant Interest Payment Date);

•	the circumstances and relevant facts and relevant financial information regarding such Change of Control;

•	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

•	the instructions determined by the Company, consistent with the covenant described hereunder, that a holder must follow in order to have its notes repurchased.

The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

Upon the occurrence of a change of control (which term is defined broadly under the Bank Credit Facility), the agent under the Bank Credit Facility may declare an event of default under the Bank Credit Facility (unless the facility is prepaid and terminated) and any amounts owed thereunder would be due and payable. The occurrence of a Change of Control will also constitute a change of control under the indentures governing the Other Public Notes, providing each holder of Other Public Notes the right to require the Company to repurchase such notes. Future Indebtedness of the Company may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of the notes of their right to require the Company to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders of the notes upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any repurchases required in connection with a Change of Control. The Company’s failure to purchase the notes in connection with a Change in Control would result in a default under the Indenture which could, in turn, constitute a default under other Indebtedness.

Except as described above, to the extent permitted by the Indenture, the Company could enter into transactions such as acquisitions, refinancings, recapitalizations or highly leveraged transactions that would not result in a Change of Control requiring the Company to repurchase the notes. In addition, the definition of Change of Control in the Indenture includes the sale of “all or substantially all” of the assets of the Company. There is no precise established definition of the phrase “substantially all” under New York law, the law which governs the Indenture. Accordingly, upon a sale of less than all of the assets of the Company, the ability of a holder of the notes to require the Company to repurchase such notes may be uncertain.

Certain Covenants

The following is a summary of certain covenants that are contained in the Indenture.

Limitation on Additional Indebtedness

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness unless, after giving effect thereto, either:

•

the ratio of Indebtedness of the Company and the Restricted Subsidiaries (excluding, for purposes of this calculation only, purchase money mortgages that are Non-Recourse Indebtedness), to Consolidated Tangible Net Worth of the Company is less than 2.25 to 1; or

•	the Consolidated Coverage Ratio exceeds 2.0 to 1.

Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may Incur:

(1)	Indebtedness under one or more Bank Credit Facilities in an amount not in excess of $1,100 million outstanding in the aggregate at any one time;

(2)	purchase money mortgages that are Non-Recourse Indebtedness;

(3)	Indebtedness Incurred under a Warehouse Facility; provided that the amount of such Indebtedness (excluding funding drafts issued thereunder) outstanding at any time pursuant to this clause may not exceed 98% of the value of the Mortgages pledged to secure Indebtedness thereunder;

(4)	Indebtedness Incurred solely for the purpose of refinancing or repaying any existing Indebtedness so long as:

(A)	the principal amount of such new Indebtedness does not exceed the principal amount of the existing Indebtedness refinanced or repaid (plus the premiums or other payments required to be paid in connection with such refinancing or repayment and the expenses incurred in connection therewith);

(B)	the maturity of such new Indebtedness is not earlier than that of the existing Indebtedness to be refinanced or repaid;

(C)	such new Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced or repaid;

(D)	the new Indebtedness ranks equally with or is junior to the Indebtedness being refinanced or repaid; and

(E)	the existing and new Indebtedness are obligations of the same entity;

(5)	(A) Indebtedness of the Company owed to a Guarantor and Indebtedness of any Guarantor owed to the Company or any other Guarantor; and (B) Indebtedness of any Restricted Subsidiary to the Company; provided that in the case of clause (A), upon any Guarantor ceasing to be a Guarantor or such Indebtedness being owed to any Person other than the Company or a Guarantor, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have Incurred Indebtedness not permitted by this clause (5); and

(6)	the notes (other than Additional Notes) and the related Guarantees.

For purposes of determining compliance with this “—Limitation on Additional Indebtedness” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Indebtedness permitted in clauses (1) through (6) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify (or later classify or reclassify in whole or in part in its sole discretion) such item of Indebtedness in any manner that complies with this covenant.

The Company and its Subsidiaries will retain the ability to incur significant Indebtedness in accordance with the limitations set forth above.

Limitations on Liens

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, issue, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien or other encumbrance of any nature (herein collectively referred to as a “lien” or “liens”) upon any property of the Company or any Restricted Subsidiary, or on any shares of stock of any Restricted Subsidiary, without in any such case effectively providing that the notes (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary ranking equally with the notes) shall be secured equally and ratably with such Indebtedness, except that the foregoing restrictions shall not apply to:

(1)	liens existing on the Original Issue Date;

(2)	pledges, guarantees and deposits under workers’ compensation laws, unemployment insurance laws or similar legislation, good faith deposits under bids, tenders or contracts, deposits to secure public or statutory obligations or appeal or similar bonds, and liens created by special assessment districts used to finance infrastructure improvements;

(3)	liens existing on property or assets of any entity on the date on which it becomes a Restricted Subsidiary, which secured Indebtedness is not Incurred in contemplation of such entity becoming a Restricted Subsidiary;

(4)	liens on or leases of model home units;

(5)	Capitalized Lease Obligations entered into in the ordinary course of business in amounts not in excess of $25 million outstanding in the aggregate at any one time;

(6)	the replacement of any of the items set forth in clauses (1) through (5) above; provided that:

(A)	the principal amount of the Indebtedness secured by liens shall not be increased;

(B)	such Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be refinanced;

(C)	the maturity of such Indebtedness is not earlier than that of the Indebtedness to be refinanced; and

(D)	the liens shall be limited to the property or part thereof which secured the lien so replaced or property substituted therefor as a result of the destruction, condemnation or damage of such property;

(7)	liens on property acquired, constructed or improved by the Company or any Restricted Subsidiary, which liens are either existing at the time of such acquisition or at the time of completion of construction or improvement or created within 120 days after such acquisition, completion or improvement, to secure Indebtedness Incurred or assumed to finance all or part of such property, including any increase in the principal amount of such Indebtedness and any extension of the repayment schedule and maturity of such Indebtedness Incurred or entered into in the ordinary course of business;

(8)	liens or priorities incurred in the ordinary course of business, such as laborers’, employees’, carriers’, mechanics’, vendors’, and landlords’ liens or priorities;

(9)	liens for certain taxes and certain survey and title exceptions;

(10)	liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceeding for review and with respect to which it has secured a stay of execution pending such appeal or proceeding for review;

(11)	liens on property owned by any Homebuilding Joint Venture;

(12)	liens securing a Warehouse Facility; provided that such liens shall not extend to any assets other than the mortgages, promissory notes and other collateral that secures mortgage loans made by the Company or any of its Restricted Subsidiaries;

(13)	liens securing the notes and Guarantees of the notes;

(14)	liens securing surety bonds entered into in the ordinary course of business; and

(15)	liens which would otherwise be subject to the foregoing restrictions which, when the Indebtedness relating to those liens is added to all other then outstanding Indebtedness of the Company and the Restricted Subsidiaries secured by liens and not listed in clauses (1) through (14) above, do not secure Indebtedness in excess of $100 million.

Limitation on Restricted Payments

The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, directly or indirectly:

(1)	declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem or otherwise acquire or retire for value, any Capital Stock of the Company other than through the issuance solely of the Company’s own Capital Stock (other than Disqualified Stock), or rights thereto;

(2)	make any principal payment on or redeem, repurchase, defease or otherwise acquire or retire for value prior to scheduled principal payments or maturity, Indebtedness of the Company or any Restricted Subsidiary which is expressly subordinated in right of payment to the notes (other than any repayment, redemption, repurchase, defeasance or other retirement that is made substantially concurrent with the receipt of proceeds from the Incurrence of Indebtedness that by its terms is both subordinated in right of payment to the notes and matures, by sinking fund or otherwise, after the earlier of (A) the stated maturity date of the notes and (B) the maturity date of the subordinated Indebtedness being repaid, redeemed, repurchased, defeased or otherwise retired); or

(3)	make any Restricted Investment;

(such payments or any other actions described in (1), (2) and (3), being referred to herein collectively as, “Restricted Payments”) unless:

(A)	at the time of, and after giving effect to, the proposed Restricted Payment, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing;

(B)	the Company is able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Additional Indebtedness”; and

(C)	at the time of, and after giving effect thereto, the sum of the aggregate amount expended (or with respect to guarantees or similar arrangements the amount then guaranteed) for all such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee) subsequent to the Original Issue Date shall not exceed the sum of:

(I)	50% of the aggregate Consolidated Net Income (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis subsequent to June 30, 2009; plus

(II)

the aggregate net proceeds, including the fair market value of property other than cash (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee), received by the Company from the issuance or sale, after the Original Issue Date, of Capital Stock (other than Disqualified Stock) of the Company, including Capital Stock (other than Disqualified Stock) of the Company issued subsequent to the Original Issue Date upon the conversion of Indebtedness of the Company initially issued for cash; plus

(III)	100% of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors of the Company, in good faith) paid to the Company (or any Restricted Subsidiary) by an Unrestricted Subsidiary, Homebuilding Joint Venture or any other Person in which the Company (or any Restricted Subsidiary), directly or indirectly, has an ownership interest but less than an 80% ownership interest to the extent that such dividends or distributions do not exceed the amount of loans, advances or capital contributions made to any such entity or Person subsequent to the Original Issue Date and included in the calculation of Restricted Payments; plus

(IV)	$40 million.

The foregoing shall not prevent:

•

the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration the making of such payment would have complied with the provisions of this limitation on dividends; provided, however, that such dividend shall be included in future calculations of Restricted Payments;

•

the retirement of any shares of the Company’s Capital Stock by exchange for, or out of proceeds of the substantially concurrent sale of, other shares of its Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(II) of the immediately preceding paragraph; or

•

the redemption, repayment, repurchase, defeasance or other retirement of Indebtedness with proceeds received from the substantially concurrent sale of shares of the Company’s Capital Stock (other than Disqualified Stock); provided, however, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(II) of the immediately preceding paragraph.

Limitation on Asset Sales

The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, make an Asset Disposition, other than for fair market value and in the ordinary course of business, with an aggregate net book value as of the end of the immediately preceding fiscal quarter greater than 10% of the Company’s total consolidated assets as of that date unless:

(1)	the consideration received by the Company (or a Restricted Subsidiary, as the case may be) for such disposition consists of at least 70% cash; provided, however, that the amount of any liabilities assumed by the transferee and any notes or other Obligations received by the Company or a Restricted Subsidiary which are immediately converted into cash shall be deemed to be cash; and

(2)	the Company shall within 390 days after the date of such sale or sales, apply the net proceeds from such sale or sales in excess of an amount equal to 10% of the Company’s total consolidated assets to:

(A)	a purchase of or an Investment in Additional Assets (other than cash or cash equivalents);

(B)	repayments, redemptions or repurchases of Indebtedness of the Company which ranks equally with the notes; and/or

(C)	make an offer to acquire all or part of the notes (or Indebtedness of the Company which ranks equally with the notes) at a purchase price equal to the principal amount thereof plus accrued and unpaid interest thereon to the purchase date.

Any such offer to acquire exchange notes will be mailed not less than 30 days nor more than 60 days prior to the proposed date of purchase to each holder at its last registered address. The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of exchange notes pursuant to the covenant described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described above by virtue thereof. If an offer hereunder is oversubscribed, the Company shall acquire notes on a pro rata basis or by lot or in such other manner as the Trustee shall deem fair and appropriate.

If the Company is required to make an offer to acquire exchange notes pursuant to this provision, such offer may be subject to the restrictions and limitations that may apply to an offer to purchase the exchange notes following a Change of Control. See “—Change of Control” and “Risk Factors—We may be unable to purchase the exchange notes upon a change of control as required by the Indenture.”

Transactions with Affiliates

The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) unless the terms thereof:

(1)	are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate; and

(2)	if such Affiliate Transaction (or series of related Affiliate Transactions) involves aggregate payments in an amount in excess of $10 million in any one year:

(A)	are set forth in writing; and

(B)	have been approved by a majority of the disinterested members of the Board of Directors.

The provisions of the foregoing paragraph shall not prohibit:

•	any Restricted Payment permitted to be paid pursuant to the covenant described under “—Limitation on Restricted Payments” above;

•

any issuance of securities, or other payments, awards or grants in cash, securities or otherwise, pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans in the ordinary course of business and approved by the Board of Directors or a committee thereof;

•

the grant of stock options or similar rights to employees and directors of the Company in the ordinary course of business and pursuant to plans approved by the Board of Directors or a committee thereof;

•	loans or advances to employees in the ordinary course of business of the Company or its Restricted Subsidiaries;

•

fees, compensation or employee benefit arrangements paid to and indemnity provided for the benefit of directors, officers or employees of the Company or any Subsidiary in the ordinary course of business; or

•	any Affiliate Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

Limitation on Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary:

(1)	to pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company;

(2)	to make any loans or advances to the Company; or

(3)	transfer any of its property or assets to the Company;

except for:

(A)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Original Issue Date;

(B)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary which was entered into on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(C)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of this covenant (or effecting a Refinancing of such Refinancing Indebtedness pursuant to this clause (C)) or contained in any amendment to an agreement referred to in clause (A) or (B) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no more restrictive in any material respect than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements;

(D)	any such encumbrance or restriction consisting of customary contractual non-assignment provisions to the extent such provisions restrict the transfer of rights, duties or obligations under such contract;

(E)	in the case of clause (3) above, restrictions contained in security agreements or mortgages securing Indebtedness or other obligations of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

(F)	any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and

(G)	any restriction imposed by applicable law.

Future Subsidiary Guarantees

The Company shall not permit any of its Restricted Subsidiaries, directly or indirectly, to guarantee, assume or in any manner become liable with respect to any of the Other Public Notes or other notes issued by the Company under an indenture or comparable documents to indentures used in jurisdictions outside of the United States (other than guarantees in existence on the Original Issue Date) unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for the guarantee of the notes on the same terms as the guarantee of such Other Public Notes or other notes issued under an indenture or comparable documents used in jurisdictions outside of the United States (except that the guarantee of the Subordinated Notes (and other notes that are subordinated to any notes issued under an indenture or comparable documents used in jurisdictions outside of the United States) shall be subordinated to the guarantee of the notes to the same extent as the Subordinated Notes are subordinated to the notes).

Restricted and Unrestricted Subsidiaries

The Company will not permit any Restricted Subsidiary to be designated as an Unrestricted Subsidiary unless the Company and its Restricted Subsidiaries would thereafter be permitted to

•	incur at least $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Additional Indebtedness” above; and

•	make a Restricted Payment of at least $1.00 pursuant to the first paragraph of the covenant described under “—Limitation on Restricted Payments” above.

The Company will not permit any Unrestricted Subsidiary to be designated as a Restricted Subsidiary unless such Subsidiary has outstanding no Indebtedness except such Indebtedness as the Company could permit it to become liable for immediately after becoming a Restricted Subsidiary under the provisions of the covenant described under “—Limitation on Additional Indebtedness” above.

The Company will not permit Standard Pacific of Texas, Inc., Standard Pacific of Arizona, Inc., Standard Pacific of Colorado, Inc., Standard Pacific of Las Vegas, Inc., Standard Pacific of Central Florida, a general partnership, Standard Pacific of the Carolinas, LLC, or Standard Pacific of Tampa, a general partnership, to be designated as an Unrestricted Subsidiary or permit the assets of the Company or any Subsidiary employed in the homebuilding operations to be transferred to an Unrestricted Subsidiary, except in amounts permitted under the limitation on Restricted Payments described under “—Limitation on Restricted Payments.”

Limitation of Applicability of Certain Covenants if Notes Rated Investment Grade

Notwithstanding the foregoing, the Company and its Restricted Subsidiaries’ obligations to comply with the provisions of the Indenture described above under the caption “—Certain Covenants” (except for the covenants described under “—Limitations on Liens,”) and below in the fourth bullet under the caption “—Mergers and Sales of Assets by the Company” will terminate (such terminated covenants, the “Extinguished Covenants”) and cease to have any further effect from and after each date when the notes are rated Investment Grade; provided that if the notes subsequently cease to be rated Investment Grade, then, from and for so long as the notes cease to be rated Investment Grade, the Company and its Restricted Subsidiaries’ obligation to comply with the Extinguished Covenants shall be reinstated.

Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Company or any of its Subsidiaries prior to such reinstatement shall give rise to a Default or Event of Default under the Indenture upon reinstatement; provided that with respect to Restricted Payments made after any such reinstatement, the amount of Restricted Payments made after the Original Issue Date will be calculated as though the covenant under “—Certain Covenants—Limitation on Restricted Payments” had been in effect during the entire period after such date.

Mergers and Sales of Assets by the Company

The Indenture provides that the Company may not consolidate with, merge into or transfer all or substantially all of its assets to another Person unless:

•

such Person (if other than the Company) is a corporation organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes all the obligations of the Company under the Indenture and the notes;

•	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

•

the Consolidated Net Worth of the obligor of the notes immediately after such transaction (exclusive of any adjustments to Consolidated Net Worth relating to transaction costs and accounting adjustments resulting from such transaction) is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and

•

the surviving corporation would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Certain Covenants—Limitation on Additional Indebtedness” above, subject to the limitation described above in “—Limitation of Applicability of Certain Covenants if Notes Rated Investment Grade.”

No Guarantor will be permitted to transfer all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person unless:

(i)	the Person acquiring the property in any such transfer or the Person formed by or surviving any such consolidation or merger unconditionally assumes all the obligations of that Guarantor under this Indenture (including its Guarantee of the notes) pursuant to an agreement reasonably satisfactory to the Trustee;

(ii)	such transfer, consolidation or merger is not an Asset Disposition and the Person acquiring such assets, or surviving such consolidation or merger, is not a Restricted Subsidiary; or

(iii)	such transfer, consolidation or merger is an Asset Disposition that complies with the covenant described under “—Certain Covenants-Limitation on Asset Sales”;

provided that, nothing contained in the Indenture or in any of the notes shall prevent any consolidation or merger of a Guarantor with or into the Company or another Restricted Subsidiary that is a Guarantor, or shall prevent any transfer of all or substantially all assets of a Guarantor to the Company or another Restricted Subsidiary that is a Guarantor. Upon any such consolidation, merger, or transfer between a Guarantor and the Company or another Guarantor, the Guarantee given by the non-surviving or transferring Guarantor in the transaction shall no longer have any force or effect.

Events of Default

The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the notes may declare the principal amount of the notes to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the notes may rescind such a declaration.

Under the Indenture, an Event of Default is defined as any of the following:

•	failure by the Company to pay the principal or premium of any note when due;

•	failure by the Company to pay any interest on any note when due, continuing for 30 days;

•

failure by the Company to comply with its other agreements in the notes, the Indenture or the Escrow Agreement upon the receipt by the Company of notice of such Default by the Trustee or the holders of at least 25% in aggregate principal amount of the notes and (except in the case of a default with respect to the covenants described in “—Mergers and Sales of Assets by the Company”) the Company’s failure to cure such Default within 60 days after receipt by the Company of such notice;

•	certain events of bankruptcy or insolvency;

•

default under any mortgage, indenture (including the Indenture) or instrument under which is issued or which secures or evidences Indebtedness of the Company or any Restricted Subsidiary (other than the notes and Non-Recourse Indebtedness) which default constitutes a failure to pay principal of such Indebtedness in an amount of $25 million or more when due and payable (other than as a result of acceleration) or results in Indebtedness (other than the notes and Non-Recourse Indebtedness) in the aggregate of $25 million or more becoming or being declared due and payable before it would otherwise become due and payable;

•

entry of a final judgment for the payment of money against the Company or any Restricted Subsidiary in an amount of $5 million or more which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal such judgment has expired or becomes subject to an enforcement proceeding; or

•

except as permitted by the Indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee.

The Trustee shall give notice to holders of the notes of any continuing Default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice, to any Default other than a default in payment of principal of or interest on the notes, if it determines in good faith that withholding the notice is in the interests of the holders.

The holders of a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such directions shall not be in conflict with any law or the Indenture and are subject to certain other limitations. The Trustee may refuse to exercise any right or power under the Indenture at the direction of such holders if the Trustee has not been provided with indemnity satisfactory to it. No holder of notes will have any right to pursue any remedy with respect to the Indenture or the notes, unless:

•	such holder shall have previously given the Trustee written notice of a continuing Event of Default;

•	the holders of at least a majority in aggregate principal amount of the outstanding notes (as defined in the Indenture) shall have made a written request to the Trustee to pursue such remedy;

•	such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee;

•	the Trustee shall have failed to comply with the request within 60 days after receipt of such request and offer of indemnity; and

•	the holders of a majority in aggregate principal amount of the notes have not given the Trustee a direction inconsistent with such request.

Notwithstanding the foregoing, the right of any holder of any note to receive payment of the principal of and interest in respect of such note on the stated maturity expressed in such note or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder’s consent. The holders of at least a majority in aggregate principal amount of the notes may waive an existing Default or Event of Default and its consequences, other than:

•	any Default or Event of Default in any payment of the principal of or interest on any note; or

•

any Default or Event of Default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the holder of each note as described in “—Modification and Waiver” below.

The Company is required to deliver to the Trustee an annual statement regarding compliance with the Indenture, and include in such statement, if any Officer of the Company is aware of any Default or Event of Default and a statement describing such Default or Event of Default, if any.

Acceleration

Except with respect to an Event of Default due to certain bankruptcy or insolvency events, if an Event of Default has occurred and is continuing, the Trustee by notice to the Company, or the holders of at least 25% of the notes by notice to the Company and the Trustee, may declare all notes to be due and payable immediately. If there is an Event of Default due to certain bankruptcy or insolvency events, then the notes, without any declaration, notice or other act on the part of the Trustee and the Company or any holder, shall automatically be due and payable immediately. Holders of a majority in principal amount of notes may rescind an acceleration and its consequences (other than an acceleration due to nonpayment of principal of, or interest on, the notes); provided that the rescission does not conflict with any judgment or decree and all existing Events of Default (other than non-payment of accelerated principal and premium, if any) have been cured or waived.

Defeasance

The Company may terminate all its obligations under the Indenture as they relate to the notes at any time by:

•

depositing in trust with the Trustee, under an irrevocable trust agreement, money or United States government obligations in an amount sufficient to pay principal of and any interest on the notes to their maturity or redemption, and

•

complying with other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the Original Issue Date.

In addition, the Company may terminate its obligations under the Indenture, other than the obligation to pay principal of and any interest on the notes and certain other obligations, at any time by:

•

depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and any interest on the notes to their maturity or redemption, and

•

complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

Modification and Waiver

The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the notes:

•	to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the notes or to surrender any right or power conferred in the Indenture upon the Company;

•	to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the notes;

•

to provide for guarantees pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantees,” to provide for release of a Guarantor in compliance with the Indenture and to evidence the succession of another Person to such Guarantor and the assumption by it of the obligations of such Guarantor under the Indenture and such Guarantee;

•	to provide for the issuance of Additional Notes as permitted under the Indenture;

•

to provide for the acceptance of appointment under the Indenture of a successor Trustee and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee;

•	to provide for uncertificated securities in addition to or in place of certificated securities;

•	to cure any ambiguity, omission, defect or inconsistency;

•	to secure the notes and Guarantees and to release the Collateral for the notes and Guarantees as provided in the Indenture; or

•	to make any other change that does not adversely affect the rights of any holder.

With the consent of the holders of not less than a majority in aggregate principal amount of the notes (including any consent obtained in connection with any purchase or exchange of or tender for notes), the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture or modify in any manner the rights of the holders of the notes; provided that no such supplemental indenture will, without the consent of the holder of each such note affected thereby:

•	reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest, including default interest, on any note;

•

reduce the principal of or change the fixed maturity of any note or alter the provisions (including related definitions) with respect to redemptions described under “—Optional Redemption” or with respect to mandatory offers to repurchase notes described under “—Limitation on Asset Sales” or “—Change of Control”;

•	make any note payable in money or at a place other than that stated in such note;

•	make any change in the “Waiver of Existing Defaults,” “Rights of Holders to Receive Payment” or the “With Consent of Holders” sections set forth in the Indenture;

•	adversely modify the ranking or priority of the notes, except for releases of Guarantees and Collateral for the notes permitted by the Indenture;

•	waive a continuing Default or Event of Default in the payment of principal of or interest on the notes; or

•	release any Guarantor from any of its obligations under its Guarantee or the Indenture other than in accordance with the terms of the Indenture.

Holders of not less than a majority in principal amount of the notes may waive certain past Defaults or Events of Default and may waive compliance by the Company with certain of the restrictive covenants described above.

The Trustee

The Trustee is The Bank of New York Mellon Trust Company, N.A. The Trustee will be permitted to engage in certain transactions with the Company and its subsidiaries; provided, however, if the Trustee acquires any conflicting interest, it must eliminate such conflict or resign upon the occurrence of an Event of Default.

In case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The Trustee may refuse to perform any duty or exercise any right or power under the Indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The laws of the State of New York will govern the Indenture and the notes.

Reports to Holders of the Notes

So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the holders of the notes, it will nonetheless continue to furnish information under Section 13 or 15(d) of the Exchange Act to the Commission and the Trustee as if it were subject to such periodic reporting requirements.

Certain Definitions

Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Assets” means:

•	any property or assets (other than Indebtedness and Capital Stock) in a Related Business; or

•

the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; provided, however, that any such Restricted Subsidiary is primarily engaged in a Related Business.

For purposes of this definition, “Related Business” means any business related, ancillary or complementary (as defined in good faith by the Board of Directors of the Company) to the business of the Company and the Restricted Subsidiaries on the Original Issue Date.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares and, to the extent required by local ownership laws in foreign countries, shares owned by foreign shareholders);

(2)	all or substantially all the assets of any division, business segment or comparable line of business of the Company or any Restricted Subsidiary; or

(3)	any other assets of the Company or any Restricted Subsidiary having a fair market value (as determined in good faith by the Board of Directors of the Company) in excess of $l,000,000 disposed of in a single transaction or series of related transactions outside of the ordinary course of business of the Company or such Restricted Subsidiary;

other than, in the case of (1), (2) and (3) above, (A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary and (B) a merger, consolidation or transfer of all or substantially all of the Company’s assets to which the covenant described under “—Mergers and Sales of Assets by the Company” applies.

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

•

the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment (assuming the exercise by the obligor of such Indebtedness of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such Indebtedness multiplied by the amount of such principal payment by

•	the sum of all such principal payments.

“Bank Credit Facility” means the Revolving Credit Facility, the Term Loan Facilities, any other bank credit agreement or credit facility entered into in the future by the Company or any Restricted Subsidiary and any other agreement (including all related ancillary agreements) pursuant to which any of the Indebtedness, Obligations, commitments, costs, expenses, fees, reimbursements and other indemnities payable or owing under the Revolving Credit Facility, any Term Loan Facility or any other bank credit agreement or credit facility (or under any subsequent Bank Credit Facility) may be refinanced, restructured, renewed, extended, refunded, replaced or increased, as any such Revolving Credit Facility, Term Loan Facility, bank credit agreement, credit facility or other agreement may from time to time at the option of the parties thereto be amended, renewed, supplemented or otherwise modified.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means any obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP.

“Change of Control” means the occurrence of any of the following events:

•

any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

•

the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person, other than any such sale to one or more Restricted Subsidiaries, and in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation, or a parent corporation that owns all of the Capital Stock of such surviving corporation, that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation or such parent corporation, as the case may be; or

•

a “Change of Control” occurs under any of the Other Public Notes or any other notes issued by the Company under an indenture or comparable documents to indentures used in jurisdictions outside of the United States.

“Collateral” means the property of the Company and the Pledgor Subsidiaries which is at any time subject to the Pledge Agreement.

“Collateral Agent” means Bank of America, N.A., in its capacity as Collateral Agent under the Pledge Agreement and the Intercreditor Agreement, and its successors, assigns and replacements in such capacity.

“Collateral Documents” means, collectively, the Pledge Agreement, the Intercreditor Agreement and any agreements, documents, or instruments (including UCC financing statements) required to be executed pursuant to the foregoing and relating to the Collateral referred to therein, in each case as amended or modified from time to time.

“Consolidated Coverage Ratio” with respect to the Company as of any date of determination means the ratio of the Company’s EBITDA to its Consolidated Interest Incurred for the four fiscal quarters ending immediately prior to the date of determination. If the Indebtedness which is being Incurred is Incurred in connection with an acquisition by the Company or a Restricted Subsidiary, the Consolidated Coverage Ratio shall be determined after giving effect to both the Consolidated Interest Incurred related to the Incurrence of such Indebtedness and the EBITDA as if the acquisition had occurred at the beginning of the four fiscal quarter period:

•	of the Person becoming a Restricted Subsidiary, or

•	in the case of an acquisition of assets that constitute substantially all of an operating unit or business, relating to the assets being acquired by the Company or a Restricted Subsidiary.

“Consolidated Interest Expense” of the Company means, for any period, the aggregate amount of interest which, in accordance with GAAP, would be included on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures or otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, the net costs associated with Hedging Obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense), excluding interest expense related to mortgage banking operations, plus the product of:

•	cash dividends paid on any Preferred Stock of the Company, times

•	a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

“Consolidated Interest Incurred” of the Company means, for any period, Consolidated Interest Expense, plus or minus without duplication, the difference between capitalized interest for such period and the interest component of cost of goods sold for such period.

“Consolidated Net Income” for any period, means the aggregate of the Net Income of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that:

(1)	the Net Income of any Person in which the Company or any Restricted Subsidiary has a joint interest with a third party (other than an Unrestricted Subsidiary) shall be included only to the extent of the lesser of:

(A)	the amount of dividends or distributions actually paid to the Company or a Restricted Subsidiary; or

(B)	the Company’s direct or indirect proportionate interest in the Net Income of such Person; provided that, so long as the Company or a Restricted Subsidiary has an unqualified legal right to require the payment of a dividend or distribution, Net Income shall be determined solely pursuant to this clause (B);

(2)	the Net Income of any Unrestricted Subsidiary shall be included only to the extent of the amount of dividends or distributions (the fair value of which, if other than in cash, to be determined by the Board of Directors of the Company, in good faith) by such Subsidiary to the Company or to any of its consolidated Restricted Subsidiaries; and

(3)	the Net Income of any Unrestricted Subsidiary, any Homebuilding Joint Venture or any other Person in which the Company or any Restricted Subsidiary has a joint interest with a third party that is not existing on June 30, 2009 shall be included only to the extent that the aggregate amount of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors of the Company, in good faith) by such Subsidiary or Homebuilding Joint Venture to the Company or to any of its consolidated Restricted Subsidiaries exceeds the aggregate amount of unpaid loans or advances and unreturned capital contributions made by the Company or any Restricted Subsidiary in or to such Subsidiary or Homebuilding Joint Venture.

“Consolidated Net Worth” of the Company means consolidated stockholders’ equity of the Company less any increase in stockholders’ equity of each of the Unrestricted Subsidiaries subsequent to June 30, 2009 attributable to the Company or any of its Restricted Subsidiaries), as determined in accordance with GAAP.

“Consolidated Tangible Net Worth” with respect to the Company means the consolidated stockholders’ equity of the Company, as determined in accordance with GAAP, less:

(1)	that portion of any increase in each of the Unrestricted Subsidiaries’ stockholders’ equity subsequent to June 30, 2009, attributable to the Company or any of its Restricted Subsidiaries, as determined in accordance with GAAP; and

(2)	the Intangible Assets of the Company and the Restricted Subsidiaries. “Intangible Assets” means the amount (to the extent reflected in determining consolidated stockholders’ equity) of:

(A)	all write-ups (other than write-ups of tangible assets of a going concern business made within twelve months after the acquisition of such business) in the book value of any asset owned by the Company or any Restricted Subsidiary; and

(B)	all goodwill, trade names, trademarks, patents, and other like intangibles.

“Default” means any event, act or condition that is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

•	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

•	is convertible or exchangeable, at the option of the holder thereof, for Indebtedness or Disqualified Stock; or

•	is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the stated maturity of the notes.

Notwithstanding the foregoing, “Disqualified Stock” shall not include Capital Stock which is redeemable solely pursuant to a change in control provision that does not (A) cause such Capital Stock to become redeemable in circumstances which would not constitute a Change of Control and (B) require the Company to pay the redemption price therefor prior to the repurchase date specified under “—Change of Control” above.

“EBITDA” of the Company for any period means the sum of Consolidated Net Income plus Consolidated Interest Expense plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

•	income tax expense;

•	depreciation expense;

•	amortization expense; and

•

all other non-cash items reducing Consolidated Net Income (other than items that will require cash payments in the future and for which an accrual or reserve is, or is required by GAAP, made), less all non-cash items increasing Consolidated Net Income, in each case for such period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income.

“GAAP” means generally accepted accounting principles set forth in the accounting standards codification of the Financial Accounting Standards Board or in such other statements by such or any other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the date of the Indenture.

“Guarantor” means all of our subsidiaries that executed a Guarantee of the notes on the Refinancing Completion Date and any Restricted Subsidiary that subsequently executes a Guarantee of the notes pursuant to the terms of the Indenture, until such time as any such subsidiary is released from its Guarantee pursuant to the terms of the Indenture.

“Hedging Obligations” of any Person means the net obligations of such Person pursuant to any Interest Rate Agreement or any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

“Homebuilding Joint Venture” means:

•	any Unrestricted Subsidiary; and

•

any Person in which the Company or any of its Subsidiaries has an ownership interest but less than an 80% ownership interest that, in each case, was formed for and is engaged in homebuilding operations.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; provided further, however, that in the case of a discount security, neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness. The term “Incurrence” when used as a noun shall have a correlative meaning.

“Indebtedness” means on any date of determination (without duplication),

(1)	the principal of and premium (if any) in respect of:

(A)	indebtedness of such Person for money borrowed, and

(B)	indebtedness for borrowed money evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(2)	all Capitalized Lease Obligations of such Person;

(3)

all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but in each case excluding (A) accounts payable and accrued expenses arising in the ordinary course of business and which are not more than 90 days past due and not in dispute and

(B) any obligation to pay a contingent purchase price as long as such obligation remains contingent) which would appear as a liability on a balance sheet of a Person prepared on a consolidated basis in accordance with GAAP, which purchase price or obligation is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services (provided that, in the case of obligations of an acquired Person assumed in connection with an acquisition of such Person, such obligations would constitute Indebtedness of such Person);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(6)	all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee;

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

(8)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

For purposes of calculating the Indebtedness of the Company hereunder, such calculation shall include the Indebtedness listed in clauses (1) through (8) above, minus cash and temporary cash investments of the Company and its Restricted Subsidiaries not subject to lien, encumbrance, or restriction in excess of $5 million.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency, other than a contingency solely within the control of such Person, giving rise to the obligations, of any contingent obligations as described above at such date. However, in the case of any loan to value maintenance agreement (or similar agreement) by which the Company or any Restricted Subsidiary agrees to maintain for a joint venture a minimum ratio of indebtedness outstanding to value of collateral property, only amounts owing by the Company or the Restricted Subsidiary (or which would be owing upon demand of the lender) at such date under such agreements will be included in Indebtedness. In addition, the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

“Intercreditor Agreement” means the Collateral Agent and Intercreditor Agreement dated as of May 3, 2006 among the Collateral Agent, the Trustee, the Company, the Pledgor Subsidiaries and the Creditor Representatives referred to therein, as amended, supplemented and otherwise modified from time to time.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

“Investment Grade” means, with respect to a debt rating of the notes, a rating of Baa3 or higher by Moody’s together with a rating of BBB- or higher by S&P or, in the event S&P or Moody’s or both shall cease rating the notes (for reasons outside the control of the Company) and the Company shall select any other Rating Agency, the equivalent of such ratings by such other Rating Agency.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to its debt rating business.

“Mortgage” means a first priority mortgage or first priority deed of trust on improved real property.

“Net Income” of any Person means the net income (loss) of such Person, determined in accordance with GAAP; excluding, however, from the determination of Net Income (i) all gains (to the extent that they exceed all losses) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale leaseback transactions) of any real property or equipment of such Person, which is not sold or otherwise disposed of in the ordinary course of business, or of any Capital Stock of such Person or its subsidiaries owned by such Person, (ii) all non-cash compensation expenses, and (iii) all non-cash charges relating to the revaluation of earnouts or similar obligations.

“Non-Recourse Indebtedness” means Indebtedness or other obligations secured by a lien on property to the extent that the liability for such Indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Subsidiary (other than the Subsidiary which holds title to such property) for any deficiency.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Original Issue Date” means September 17, 2009.

“Other Public Notes” means the Company’s 7% Senior Notes due 2015, the Company’s 6 1/4% Senior Notes due 2014, the Company’s 7 3/4% Senior Notes due 2013, the Company’s 9 1/4% Senior Subordinated Notes due 2012, the Company’s 6% Convertible Senior Subordinated Notes due 2012, the Company’s 6 7/8% Senior Notes due 2011, and the Company’s 6 1/2% Senior Notes due 2010.

“Other Senior Public Notes” means the Other Public Notes excluding the Subordinated Notes.

“Person” means an individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability partnership, trust, unincorporated organization, or government or any agency or political subdivision thereof.

“Pledge Agreement” means the Pledge Agreement dated as of May 3, 2006 among Standard Pacific, the Subsidiaries of Standard Pacific party thereto and the Collateral Agent granting a lien to the Collateral Agent for the benefit of the holders of the Qualified Obligations, in each case as at any time amended, modified, supplemented, renewed or extended.

“Pledgor Subsidiaries” has the meaning given in the Pledge Agreement.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Qualified Obligations” has the meaning given in the Pledge Agreement and, from and after the Refinancing Completion Date, includes the Obligations under the notes and the Indenture.

“Rating Agency” means a statistical rating agency or agencies, as the case may be, nationally recognized in the United States and selected by the Company (as certified by a resolution of the Board of Directors of the Company) which shall be substituted for S&P or Moody’s, or both, as the case may be.

“Refinance” means, in respect of Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness; “Refinancing” shall have a correlative meaning.

“Restricted Investment” means any loan, advance, capital contribution or transfer (including by way of guaranty or other similar arrangement) in or to any Unrestricted Subsidiary, Homebuilding Joint Venture or any Person in which the Company, directly or indirectly, has an ownership interest but less than an 80% ownership interest; provided, however, that loans, advances, capital contributions or transfers (including by way of guaranty or other similar arrangement) to a Homebuilding Joint Venture shall be counted as a Restricted Investment only to the extent that the aggregate at any one time outstanding of all such amounts expended (or with respect to guarantees or similar arrangements the amounts then guaranteed) exceed, subsequent to June 30, 2009, 30% of Consolidated Tangible Net Worth in the aggregate for all Homebuilding Joint Ventures. In the case of any loan to value maintenance agreement (or similar agreement) by which the Company or any Restricted Subsidiary agrees to maintain for a joint venture a minimum ratio of indebtedness outstanding to value of collateral property, only amounts owing by the Company or the Restricted Subsidiary (or which would be owing upon demand of the lender) under such agreements will be counted as a Restricted Investment. Restricted Investment shall include the fair market value of the net assets of any Restricted Subsidiary that at any time is designated an Unrestricted Subsidiary. Any property transferred to an Unrestricted Subsidiary, and the net assets of a Restricted Subsidiary that is designated an Unrestricted Subsidiary, shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of the Company in good faith.

“Restricted Subsidiary” means any 80% or more owned Subsidiary that has not been designated an Unrestricted Subsidiary.

“Revolving Credit Facility” means that certain Revolving Credit Agreement (the “Credit Agreement”), dated as of August 31, 2005 among the Company, the several financial institutions from time to time party thereto and Bank of America, N.A., as administrative agent, and the other Loan Documents (as defined in the Credit Agreement) or other analogous documents entered into in connection with any refinancing, restructuring, renewal, extension, refunding, replacement or increase thereof, as any of the foregoing has been or may from time to time be amended, renewed, supplemented or otherwise modified at the option of the parties thereto (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) and to add any Subsidiaries as additional direct obligors thereunder.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw Hill, Inc., a New York corporation or any successor to its debt rating business.

“Subordinated Notes” means the Company’s 9 1/4% Senior Subordinated Notes due 2012 and the 6% Convertible Senior Subordinated Notes due 2012.

“Subsidiary” means a corporation, a majority of the capital stock with voting power to elect directors of which is directly or indirectly owned by the Company or its Subsidiaries, or any Person in which the Company or its Subsidiaries has at least a majority ownership interest.

“Tender Offer” means the tender offer for the 2010 Notes, the 2011 Notes and the 2013 Notes pursuant to the Offer to Purchase dated as of September 10, 2009, as the same may be amended from time to time.

“Term Loan A Facility” means that certain Term Loan A Credit Agreement (the “Term Loan A Credit Agreement”), dated as of May 5, 2006 among the Company, the several financial institutions from time to time party thereto and Bank of America, N.A., as administrative agent, and the other Loan Documents (as defined in the Term Loan A Credit Agreement) or other analogous documents entered into in connection with any refinancing, restructuring, renewal, extension, refunding, replacement or increase thereof, as any of the foregoing has been or may from time to time be amended, renewed, supplemented or otherwise modified at the option of the parties thereto (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) and to add any Subsidiaries as additional direct obligors thereunder.

“Term Loan B Facility” means that certain Term Loan B Credit Agreement (the “Term Loan B Credit Agreement”), dated as of May 5, 2006 among the Company, the several financial institutions from time to time party thereto and Bank of America, N.A., as administrative agent, and the other Loan Documents (as defined in the Term Loan B Credit Agreement) or other analogous documents entered into in connection with any refinancing, restructuring, renewal, extension, refunding, replacement or increase thereof, as any of the foregoing has been or may from time to time be amended, renewed, supplemented or otherwise modified at the option of the parties thereto (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) and to add any Subsidiaries as additional direct obligors thereunder.

“Term Loan Facilities” means, collectively, the Term Loan A Facility and the Term Loan B Facility.

“Trigger Event” has the meaning given in the Intercreditor Agreement.

“Unrestricted Subsidiary” means

•	any Subsidiary in which the Company, directly or indirectly, has less than an 80% ownership interest;

•

any 80% or more owned Subsidiary which, in accordance with the provisions of the Indenture, has been designated in a resolution adopted by the Board of Directors of the Company as an Unrestricted Subsidiary, in each case unless and until such Subsidiary shall, in accordance with the provisions of the Indenture, be designated by a resolution of the Board of Directors of the Company as a Restricted Subsidiary; and

•	any 80% or more owned Subsidiary a majority of the Voting Stock of which shall at the time be owned directly or indirectly by one or more Unrestricted Subsidiaries.

At the date of issuance of the notes, Standard Pacific Mortgage, Inc. and its Subsidiaries and Standard Pacific Investment Corp. and its Subsidiaries are Unrestricted Subsidiaries.

“Voting Stock” means, with respect to any Person, securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors of such Person.

“Warehouse Facility” means any bank credit agreement, repurchase agreement or other credit facility entered into to finance the making of Mortgage loans originated by the Company or any of its Subsidiaries.

“Wholly-Owned Subsidiary” means a Subsidiary, all of the Capital Stock (whether or not voting, but exclusive of directors’ qualifying shares) of which is owned by the Company or a Wholly-Owned Subsidiary.

Form, Denomination and Registration

The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the systems or their participants directly to discuss these matters.

The exchange notes will be represented by one or more global certificates in fully registered, book-entry form without interest coupons, will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and will be registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. The global exchange notes are sometimes referred to individually as a “Global Note” and collectively as the “Global Notes” in this prospectus.

Beneficial interests in the Global Notes may be held directly through DTC or indirectly through organizations which are participants in DTC. Except as set forth below, the record ownership of the Global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Persons who are not participants in DTC may beneficially own interests in a Global Note held by DTC only through participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, and have indirect access to the DTC system. So long as Cede & Co. (“Cede”) is the nominee of DTC, as the registered owner of any Global Note, Cede for all purposes will be considered the sole holder of that Global Note. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to receive physical delivery of certificates in definitive form, and will not be considered the Holder of the Global Note.

The Trustee (or any registrar or paying agent) will not have any responsibility for the performance by DTC or any of the participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a Holder of exchange notes only at the direction of one or more participants whose accounts are credited with DTC interests in a Global Note.

DTC has advised the Company that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “banking organization” within the meaning of the New York Banking Law, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participating organizations (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) have ownership interests in DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies (“indirect participants”), that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own the notes held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each note held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

Purchases of exchange notes under the DTC system must be made by or through participants, which will receive a credit for the exchange notes on DTC’s records. The ownership interest of each actual purchaser of each exchange note is in turn to be recorded on the participants’ and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participant or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the exchange notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in exchange notes, except in the event that use of the book-entry system for the exchange notes is discontinued.

The deposit of exchange notes with a custodian for DTC and their registration in the name of Cede effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the exchange notes; DTC’s records reflect only the identity of the participants to whose accounts the exchange notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

The Company will make principal and interest payments on the exchange notes to DTC by wire transfer of immediately available funds. DTC’s practice is to credit participants’ accounts on the payable date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants or indirect participants to owners of beneficial interests in a Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants and indirect participants, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company, disbursement of those payments to participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of participants and indirect participants.

Neither the Company nor the Trustee have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

So long as DTC or any successor depositary for a Global Note, or any nominee, is the registered owner of such Global Note, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes under the notes and the Indenture. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have the notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owners or holders of any notes under such Global Note. Accordingly, each Person owning a beneficial interest in a Global Note must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a holder of the notes under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Note desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC may discontinue providing its services as securities depositary with respect to the exchange notes at any time by giving reasonable notice to the Company.

Notes represented by a Global Note will be exchangeable for certificated notes with the same terms in authorized denominations only if such transfer complies with the transfer provisions of the Indenture and:

(a)	DTC notifies the Company that it is unwilling or unable to continue as a depositary for such Global Note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by the Company within 90 days after notice;

(b)	a Default or an Event of Default has occurred and is continuing; or

(c)	the Company in its sole discretion, notifies the Trustee in writing that it elects to cause the issuance of certificated notes under the Indenture.

Any Global Note that is exchangeable for certificated notes pursuant to the preceding sentence will be exchanged for certificated notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Note may direct. Subject to the foregoing, a Global Note is not exchangeable, except for a Global Note of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Note becomes exchangeable for certificated notes

(a)	certificated notes will be issued only in fully registered form in denominations of $2,000 or integral multiples of $1,000 in excess thereof,

(b)	payment of principal of, and premium, if any, and interest on, the certificated notes will be payable, and the transfer of the certificated notes will be registerable, at the office or agency of the Company maintained for such purposes, and

(c)	no service charge will be made for any registration of transfer or exchange of the certificated notes although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

The information in this section concerning DTC and DTC’s book-entry system has been obtained form sources the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences of an exchange of outstanding notes for exchange notes in the exchange offer and the purchase, beneficial ownership, and disposition of the exchange notes. It is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. No ruling from the Internal Revenue Service (the “IRS”) has been or will be sought with respect to any aspect of the transactions described herein. Accordingly, no assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. The following relates only to notes that were purchased at original issuance and are held as capital assets (i.e., generally, property held for investment). This summary does not address all of the U.S. federal income tax consequences that may be relevant to particular holders in light of their personal circumstances, or to certain types of holders that may be subject to special tax treatment (such as banks and other financial institutions, employee stock ownership plans, partnerships or other pass-through entities for U.S. federal income tax purposes, certain former citizens or residents of the United States, controlled foreign corporations, corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, tax-exempt organizations, dealers in securities and foreign currencies, traders in securities, brokers, persons who hold the notes as a hedge or other integrated transaction or who hedge the interest rate on the notes, “U.S. holders” (as defined below) whose functional currency is not U.S. dollars, or persons subject to the alternative minimum tax). In addition, this summary does not include any description of the tax laws of any state, local, or non-U.S. jurisdiction that may be applicable to a particular holder and does not consider any aspects of U.S. federal tax law other than income taxation.

For purposes of this discussion, a “non-U.S. holder” is an individual, corporation, estate, or trust that is a beneficial owner of the notes and that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a U.S. trust).

A U.S. holder is an individual, corporation, estate, or trust that is a beneficial owner of the notes and is not a non-U.S. holder.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the notes generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

HOLDERS OF OUTSTANDING NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE EXCHANGE OFFER AND THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE NOTES AND THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER U.S. FEDERAL TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN THE FEDERAL INCOME TAX LAWS.

U.S. Federal Income Tax Consequences of the Exchange Offer to U.S. Holders and Non-U.S. Holders

The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable transaction for U.S. federal income tax purposes. U.S. holders and non-U.S. holders will not recognize any taxable gain or loss as a result of such exchange and will have the same adjusted issue price, tax basis, and holding period in the exchange notes as they had in the outstanding notes immediately before the exchange.

U.S. Federal Income Tax Consequences to U.S. Holders

Treatment of Stated Interest

Stated interest on the notes will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrues in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes.

Original Issue Discount

The exchange notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes. The amount of OID on an exchange note will generally equal the excess of the principal amount of the note over its issue price. The issue price of the exchange notes will equal the issue price of the outstanding notes.

A U.S. Holder of an exchange note generally must include in taxable income for any particular taxable year the daily portion of the OID described in the preceding paragraph that accrues on the note for each day during the taxable year on which the U.S. Holder holds the note, regardless of the U.S. Holder’s usual method of account for U.S. federal income tax purposes. Thus, a U.S. Holder will generally be required to include OID in income in advance of the receipt of the cash to which such OID is attributable. The daily portion is determined by allocating to each day of an accrual period (generally, the period between interest payments or compounding dates) a pro rata portion of the OID allocable to such accrual period. The amount of OID that will accrue during an accrual period is the product of the “adjusted issue price” of the note at the beginning of the accrual period multiplied by the yield to maturity of the note less the amount of any stated interest allocable to such accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of stated interest) and the adjusted issue price at the beginning of the final accrual period. The adjusted issue price of a note at the beginning of an accrual period will equal its issue price, increased by the aggregate amount of OID that has accrued on the note in all prior accrual periods, and decreased by the aggregate amount of payments of principal made during all prior accrual periods.

A U.S. Holder may elect to treat all interest on a note as OID and calculate the amount includible in gross income under the constant yield method described above. The election is made for the taxable year in which the U.S. Holder acquired the note and may not be revoked without the consent of the IRS.

Additional Interest

Our obligation to pay you additional interest in the event that we failed to comply with specified obligations under the registration rights agreement may have implicated the provisions of Treasury regulations relating to “contingent payment debt instruments.” At the time of the issuance of the original notes, we believed that the likelihood of such additional interest being paid was remote. Therefore, we intend to take the position that the notes should not be treated as contingent payment debt instruments. However, the determination of whether such a contingency is remote or not is inherently factual. Therefore, we can give you no assurance that our position would be sustained if challenged by the IRS. A successful challenge of this position by the IRS could affect the timing and amount of a U.S. holder’s income and could cause the gain from the sale or other disposition of a note to be treated as ordinary income rather than capital gain. Our position for purposes of the contingent debt regulations as to the likelihood of these additional payments being remote is binding on a U.S. holder, unless the U.S. holder discloses in the proper manner to the IRS that it is taking a different position. This disclosure assumes that the notes will not be considered contingent payment debt instruments.

Sale, Exchange, or other Disposition of the Notes

In general, upon the sale, exchange (other than for exchange notes pursuant to this exchange offer or a tax-free transaction), redemption, retirement at maturity, or other taxable disposition of a note, a U.S. holder will recognize taxable gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received (less any portion allocable to any accrued and unpaid interest, which will be taxable as interest) and (2) the U.S. holder’s adjusted tax basis in the note. Gain or loss realized on the sale, retirement, or other taxable disposition of a note will generally be capital gain or loss. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

In general, a U.S. holder of the notes will be subject to backup withholding with respect to interest on the notes, and the proceeds of a sale of the notes, at the applicable tax rate (currently 28%), unless such holder (a) is an entity that is exempt from withholding (including corporations, tax-exempt organizations and certain qualified nominees) and, when required, demonstrates this fact, or (b) provides the payor with its taxpayer identification number (“TIN”), certifies that the TIN provided to the payor is correct and that the holder has not been notified by the IRS that such holder is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments to U.S. holders that are not exempt entities will generally be subject to information reporting requirements. A U.S. holder who does not provide the payor with its correct TIN may be subject to penalties imposed by the IRS. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Treatment of Stated Interest

Subject to the discussion of backup withholding below, under the “portfolio interest exemption” a non-U.S. holder will generally not be subject to U.S. federal withholding tax on payments of interest on the notes, provided that:

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-U.S. holder is not, and is not treated as, a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the non-U.S. holder is not a “controlled foreign corporation” that is related (directly or indirectly) to us; and

•	certain certification requirements are met.

Under current law, the certification requirement will be satisfied in any of the following circumstances:

•

If a non-U.S. holder provides to us or our paying agent a statement on IRS Form W-8BEN (or suitable successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the non-U.S. holder by name and address and stating, among other things, that the non-U.S. holder is not a United States person;

•

If a note is held through a securities clearing organization, bank or another financial institution that holds customers’ securities in the ordinary course of its trade or business, (i) the non-U.S. holder provides such a form to such organization or institution, and (ii) such organization or institution, under penalty of perjury, certifies to us that it has received such statement from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy thereof; or

•

If a financial institution or other intermediary that holds the note on behalf of the non-U.S. holder has entered into a withholding agreement with the IRS and submits an IRS Form W-8IMY (or suitable successor form) and certain other required documentation to us or our paying agent.

If the requirements of the portfolio interest exemption described above are not satisfied, a 30% withholding tax will apply to the gross amount of interest on the notes that is paid to a non-U.S. holder, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the interest is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form).

If a non-U.S. holder is engaged in a trade or business in the U.S. and interest on a note is effectively connected with the conduct of that trade or business, the non-U.S. holder will be required to pay U.S. federal income tax on that interest on a net income basis (and the 30% withholding tax described above will not apply provided the duly executed IRS Form W-8ECI is provided to us or our paying agent) generally in the same manner as a U.S. person. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the U.S. and its country of residence, and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN, any interest income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the U.S. In addition, a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the U.S.

Sale, Exchange, or other Disposition of the Notes

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. federal income tax (or any withholding thereof) on any gain realized by such holder upon a sale, exchange, redemption, retirement at maturity, or other taxable disposition of a note, unless:

•	the non-U.S. holder is an individual present in the U.S. for 183 days or more during the taxable year of disposition, has a “tax home” in the United States and certain other conditions are met; or

•

the gain is effectively connected with the conduct of a U.S. trade or business of the non-U.S. holder (and, if an applicable income tax treaty so provides, the gain is attributable to a U.S. permanent establishment of the non-U.S. holder or a fixed base in the case of an individual).

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which its U.S.-source capital gains exceed its U.S.-source capital losses. If the second exception applies, the non-U.S. holder will generally be subject to U.S. federal income tax on the net gain derived from the sale, exchange, redemption, retirement at maturity or other taxable disposition of the notes in the same manner as a U.S. person. In addition, corporate non-U.S. holders may be subject to a 30% branch profits tax on any such effectively connected gain. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, the U.S. federal income tax treatment of any such gain may be modified in the manner specified by the treaty.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the IRS and to each non-U.S. holder the amount of any interest paid on the notes in each calendar year, and the amount of U.S. federal income tax withheld, if any, with respect to these payments.

Non-U.S. holders who have provided certification as to their non-U.S. status or who have otherwise established an exemption will generally not be subject to backup withholding tax on payments of principal or interest if neither we nor our agent have actual knowledge or reason to know that such certification is unreliable or that the conditions of the exemption are in fact not satisfied.

Payments of the proceeds from the sale of a note to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, additional information reporting, but generally not backup withholding, may apply to those payments if the broker is one of the following: (a) a United States person, (b) a “controlled foreign corporation” for U.S. federal income tax purposes, (c) a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business, or (d) a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a note to or through the United States office of a broker will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the effective date of the registration statement to which this prospectus relates and ending on the close of business 180 days after such date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until the time periods prescribed by applicable securities laws lapse, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the effective date of the registration statement to which this prospectus relates, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-4 that we filed with the SEC registering the offering and issuance of the exchange notes. The registration statement, including the exhibits and schedules, contains additional relevant information about us and the notes that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. A copy of the registration statement can be obtained at the address set forth below. You should read the entire registration statement for further information about us and the exchange notes.

Standard Pacific files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Standard Pacific, who file electronically with the SEC. The address of that web site is www.sec.gov. Unless specifically listed under “Incorporation of Certain Documents by Reference” below, the information contained on the SEC web site is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

In addition, Standard Pacific’s common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we disclose important information about us and our financial condition to you by referring you to another document filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we later file with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents that Standard Pacific has filed with the SEC, which means that we can disclose important information to you by referring to those filings:

•	our Annual Report on Form l0-K for the year ended December 31, 2008, filed on March 12, 2009;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, filed on May 8, 2009, August 6, 2009 and November 6, 2009, respectively; and

•

our Current Reports on Form 8-K, filed on February 18, 2009, February 25, 2009, March 9, 2009, April 1, 2009, April 3, 2009, June 1, 2009, June 12, 2009, August 13, 2009, September 1, 2009, September 3, 2009, September 9, 2009, September 11, 2009, September 17, 2009, September 24, 2009, October 9, 2009 and October 28, 2009.

We also incorporate by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15( d) of the Exchange Act prior to effectiveness of the registration statement and on or after the date of this prospectus and prior to the completion of the exchange offer and resales contemplated hereby. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. You may request a copy of the filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

John P. Babel, Secretary

Standard Pacific Corp.

26 Technology Drive

Irvine, California 92618

Telephone: (949) 789-1600

Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

LEGAL MATTERS

Certain matters with respect to the validity of the exchange notes will be passed upon for us by Gibson, Dunn & Crutcher LLP, Irvine, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements as of December 31, 2008 are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

$280,000,000

Standard Pacific Corp.

Offer to Exchange All of Our Outstanding

10.750% Senior Notes due 2016

For

Our New 10.750% Senior Notes due 2016

PROSPECTUS

December 14, 2009